Credit Suisse Securities (USA) LLC and Subsidiaries
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
As of the Year Ended December 31, 2021
And Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT
Pursuant to Rule 17a-5 (e) (3) under the Securities Exchange Act of 1934



Report of Independent Registered Public Accounting Firm

To the Management and the Board of Managers of Credit Suisse Securities (USA) LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Credit Suisse Securities (USA) LLC and its subsidiaries (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 10, 2022

We have served as the Company's auditor since 2020.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2021
(In millions)

ASSETS

Cash and cash equivalents	$	983
Collateralized financings:		
Securities purchased under agreements to resell, of which $19,002 is reported at fair value		38,223
Securities borrowed, of which $1,311 is reported at fair value		18,868
Securities received as collateral, at fair value ($847 of which was encumbered)		1,942
Financial instruments owned, at fair value ($1,316 of which was encumbered):		
Debt instruments, of which $59 is from consolidated VIEs		8,565
Equity instruments		975
Derivative contracts		46
Brokerage receivables:		
Customers		4,141
Brokers, dealers and others		4,130
Deferred tax asset		746
Goodwill and intangibles		530
Other assets and deferred amounts, of which $53 is reported at fair value and $48 is from consolidated VIEs		2,223
Total assets	$	81,372

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2021
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$	264
Collateralized financings:		
Securities sold under agreements to repurchase, of which $13,562 is reported at fair value		16,420
Securities loaned, of which $273 is reported at fair value		6,867
Obligation to return securities received as collateral, at fair value		1,942
Financial instruments sold not yet purchased, at fair value:		
Debt instruments		2,861
Equity instruments		340
Derivative contracts		60
Brokerage payables:		
Customers		5,303
Brokers, dealers and others		1,541
Subordinated and other long-term borrowings, of which $48 is reported at fair value and is from consolidated VIEs		28,595
Other liabilities, of which $224 reported at fair value		3,167
Total liabilities		67,360
Member's equity:		
Member's contributions		14,173
Accumulated earnings		7
Accumulated other comprehensive loss		(168)
Total member's equity		14,012
Total liabilities and member's equity	$	81,372

See accompanying notes to statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

1. **Organization and Summary of Significant Accounting Policies**

The Company

Credit Suisse Securities (USA) LLC and Subsidiaries (the Company) is a wholly owned subsidiary of Credit Suisse (USA), Inc. (the Parent or CS USA) and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. (CS Holdings), whose ultimate parent is Credit Suisse Group AG (CSG).

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge, as well as all Variable Interest Entities (VIEs) where the Company is the primary beneficiary. See Note 10 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for governments, financial institutions, corporate clients and affiliates. It is an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers.

The accompanying consolidated statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition or the results of its operations that would have existed if the Company had been operated as an unaffiliated entity.

Significant Accounting Policies

Basis of financial information. The consolidated consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of estimates. Management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities, the evaluation of variable interest entities, recognition of deferred tax assets, goodwill, pension liabilities, legal and tax uncertainties, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Principles of consolidation. Intercompany balances and transactions have been eliminated.

Foreign currency translation. Transactions denominated in currencies other than the functional currency of the Company are recorded by remeasuring them in the functional currency of the Company using the foreign exchange rate on the date of the transaction. As of the dates of the statement of financial condition, monetary assets and liabilities, such as receivables and payables, are reported using the year-end spot foreign

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

1. Organization and Summary of Significant Accounting Policies

exchange rates. Non-monetary assets and liabilities are recorded using the historic exchange rate.

Fair value measurement and option. The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial recognition of the eligible item or at the date when the Company enters into an agreement which gives rise to an eligible item. If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the consolidated statement of financial condition and the election is irrevocable.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks, including demand deposits held at affiliate branches, and certain highly liquid investments with original maturities of 90 days or less, other than those held-for-sale in the ordinary course of business. As of December 31, 2021, there is $365 million restricted cash segregated for regulatory purposes under the Commodity Exchange Act Sections 4d(2) and 4d(F).

Resale and repurchase agreements. Purchases of securities under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) do not constitute economic sales and are therefore treated as collateralized financing transactions, which are carried in the consolidated statement of financial condition at the amount of cash disbursed or received, respectively. Resale agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities. The underlying securities sold continue to be recognized in trading assets. The fair value of securities to be repurchased and resold is monitored on a daily basis, and additional collateral is obtained as needed to protect against credit exposure.

Assets and liabilities recorded under these agreements are accounted for on one of two bases, the accrual basis or the fair value basis. Certain repurchase agreements and resale agreements that primarily represent matched-book activities are fair value elected. The remaining repurchase agreements and resale agreements are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. The Company takes possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. Accrued interest income and expense are recorded in the same manner as under the accrual method in other assets and liabilities, respectively in the consolidated statement of financial condition.

Repurchase and resale agreements may be netted if they are with the same counterparty, have the same maturity date, settle through the same qualifying clearing institution and subject to a right of offset allowed by a legally enforceable master netting agreement or a central counterparty's clearing rules.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

1. Organization and Summary of Significant Accounting Policies

Securities lending and borrowing transactions. Securities borrowed and securities loaned that are cash-collateralized are included in the consolidated statement of financial condition at amounts equal to the cash advanced or received. If securities received as collateral in a securities lending and borrowing transaction may be sold or repledged, they are recorded as securities received as collateral in the consolidated statement of financial condition and a corresponding obligation to return the security is recorded. Securities lending transactions against non-cash collateral in which the Company has the right to resell or repledge the collateral received are recorded at the fair value of the collateral initially received. Certain securities loaned and securities borrowed transactions that represent matched-book activities are carried at fair value. For securities borrowing and lending transactions, the Company deposits or receives cash or securities collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.

Accrued interest income and expense are recorded in the same manner as under the accrual method in other assets and liabilities in the consolidated statement of financial condition.

Financial instruments owned. Financial instruments owned include debt securities, marketable equity instruments and derivative instruments, which are carried at fair value and classified as held for trading purposes based on management's intent. Regular-way security transactions are recorded on a trade date basis.

Derivative contracts. All derivative contracts are carried at fair value. The fair value amounts associated with derivative instruments are reported net by counterparty across products, provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement. The fair value amounts recognized for derivative instruments, as well as the fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral, are reported net. The Company may enter into transactions that have non-regular way settlement terms, which if all requirements are met, are treated as non-regular-way accounting derivatives during the period from trade date to settlement date. See Notes 3 and 7 for more information.

Credit losses on financial instruments measured at amortized cost. The credit loss requirements apply to financial assets measured at amortized cost as well as certain off-balance sheet credit exposures, such as irrevocable loan commitments and similar instruments. The credit loss requirements are based on a forward-looking, lifetime current expected credit loss (CECL) model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. The estimation and application of forward-looking information requires quantitative analysis and significant judgement. The CECL amounts are estimated over the contractual term of the financial assets taking into account the effect of prepayments. This requires considerable judgment over how changes in macroeconomic factors (MEFs) as well as changes in forward-looking borrower-specific characteristics will affect the CECL amounts.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

1. Organization and Summary of Significant Accounting Policies

The Company measures expected credit losses of financial assets on a collective (pool) basis when similar risk characteristics exist. For financial assets which do not share similar risk characteristics, expected credit losses are evaluated on an individual basis. CECL amounts are probability-weighted estimates of potential credit losses based on historical frequency, current trends and conditions as well as forecasted MEFs, such as interest rates, gross domestic product (GDP) and unemployment rates. An allowance for credit losses is deducted from the amortized cost basis of the financial asset. Provisions for off-balance sheet credit exposures are recognized as a provision in other liabilities in the consolidated statement of financial condition. The allowance for credit losses and provisions for off-balance sheet credit exposures were immaterial as of December 31, 2021.

The Company applied the collateral maintenance practical expedient to its collateralized financing arrangements, including securities borrowed and resale agreements, along with its customer margin loans reported in brokerage receivables from customers in the consolidated statement of financial condition, which are subject to collateral maintenance provisions where the borrower is required to continually adjust the amount of collateral securing the financial asset as a result of changes in the fair value of the collateral. When the fair value of the collateral is less than the amortized cost basis of the financial assets, the Company evaluates whether an allowance for credit losses is necessary for the unsecured amount of the amortized cost basis, limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets. As of December 31, 2021, the Company has recorded specific provisions of $37 million related to customer margin loans.

Financial assets measured at amortized cost that are not eligible for the collateral maintenance practical expedient consist of receivables due from customers recorded in the consolidated statement of financial condition, receivables due from broker-dealers and clearing organizations, unsettled trades and securities failed to deliver, recorded in receivables from brokers, dealers and others on the consolidated statement of financial condition, as well as any unsecured amounts for instruments applying the practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company estimates credit losses on certain off-balance sheet credit exposures over the contractual period of a present obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Other than the estimation of the probability of funding on such arrangements, the allowance for credit losses is estimated in a manner similar to the methodology used for funded credit exposures and as such, the Company estimates expected credit losses over the life of the instruments as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance is based on an estimate the amount of potential credit

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

1. **Organization and Summary of Significant Accounting Policies**

losses in existing receivables. The Company determines this allowance based on a review of aging schedules and past due balances, and considers the short-term nature of credit exposure, counterparty credit quality, historical experience and current customer and economic conditions.

Goodwill and identifiable intangible assets. Goodwill represents the amount by which the purchase price exceeds the fair value of the tangible and intangible assets of an acquired company on the date of acquisition. Goodwill and indefinite-lived intangible assets are reviewed annually for impairment or more frequently if a trigger event is identified.

Impairment on non-financial assets. The Company evaluates premises and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment assessment is performed for an individual asset or, where applicable, a group of assets for which largely separate cash flows can be identified. Recognition of an impairment on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.

Income taxes. The Company is included in the consolidated federal and certain state and local income tax (SALT) returns filed by CS Holdings. CS Holdings allocates federal income tax and SALT to its subsidiaries on a modified separate company basis, pursuant to a tax sharing arrangement. Tax benefits related to carryforwards are recorded only to the extent they could be used currently or in the future to reduce consolidated federal or SALT expense.

The Company uses the asset and liability method in providing for income taxes, which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the consolidated statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

The Company follows the guidance regarding the accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. Sustainable income tax positions are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each such sustainable income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

Brokerage receivables and brokerage payables. The Company recognizes receivables and payables from transactions in financial instruments purchased from and sold to customers, banks and broker-dealers. In order to conduct trades with an exchange or a third-party bank, the Company is required to maintain a margin. This is usually in the form of cash and deposited in a separate margin account with the exchange or broker. If available information indicates that it is probable that a brokerage receivable is impaired, an allowance is established. Write-offs of brokerage receivables occur if the outstanding amounts are considered uncollectible.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

1. Organization and Summary of Significant Accounting Policies

Receivables from and payables to customers include amounts due on regular way securities transactions, margin transactions and futures. Securities owned by customers, including those that collateralize margin or similar transactions are held for clients on an agency or fiduciary capacity by the Company, are not assets of the Company and are not reflected in the consolidated statement of financial condition. Receivables from and payables to customers are recorded at amortized cost net of any allowances for credit losses.

Receivables from brokers, dealers and others include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), omnibus receivables, receivables from clearing organizations, and other non-customer receivables, which are primarily amounts related to futures contracts. Payables to brokers, dealers and others include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), payables to clearing organizations and other non-customer payables, which are primarily amounts related to futures contracts. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and others or payables to brokers, dealers and others, as well as settlement payments of the mark-to-market variation margin from settled-to-market derivative contracts. Receivables from brokers, dealers and others and payables to brokers, dealers and others are recorded at amortized cost net of any allowances for credit losses.

Subordinated and other long-term borrowings. The Company carries long-term borrowings of certain VIEs, principally residential mortgage-backed securities (RMBS) and commercial mortgage-backed securities (CMBS), which are consolidated under US GAAP at fair value. The Company carries its subordinated and long-term borrowings with affiliates on an accrual basis. See Notes 3, 10 and 12 for more information.

Securitization. The Company securitizes primarily RMBS and CMBS. Before recording a securitization as a sale, the Company must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Company and/or if the Company's continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral. The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using either prices of comparable securities observed in the market, vendor prices or the present value of estimated future cash flow valuation techniques that incorporate assumptions that market participants customarily use in their estimates of values including prepayment speeds, credit losses and discount rates. See Note 10 for more information.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

1. Organization and Summary of Significant Accounting Policies

Projected benefit obligation. The Company uses the projected unit credit actuarial method to determine the present value of its projected benefit obligation (PBO) and the current and past service costs or credits related to its defined benefit and other post-retirement benefit plans. The measurement date used to perform the actuarial valuation is December 31st. Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimates by the Company's management. Among others, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases. The assumed discount rates reflect the rates at which the pension benefits could be effectively settled. These rates are determined based on yields of high-quality corporate bonds currently available and are expected to be available during the period to maturity of the pension benefits. The expected long-term rate of return on plan assets is determined on a plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar-type pension plan assets, long-term expectations of future returns and investment strategy. Health care cost trend rates are determined by reviewing external data and the Company's own historical trends for health care costs. Salary increases are determined by reviewing external data and considering internal projections. The funded status of the Company's defined benefit post-retirement and pension plans is recognized in the consolidated statement of financial condition.

RECENTLY ADOPTED ACCOUNTING STANDARDS

ASC Topic 740 - Income Taxes

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes" (ASU 2019-12), an update to ASC Topic 740 – Income Taxes. The amendments in ASU 2019-12 eliminated certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the accounting for basis differences when there are changes in foreign ownership. In addition, ASU 2019-12 included clarification and simplification of other aspects of the accounting for income taxes. The amendments are effective for annual reporting periods beginning after December 15, 2020 and for the interim periods within those annual reporting periods. ASU 2019-12 allows an election to continue to allocate the consolidated amount of current and deferred tax expense to disregarded tax entities. CS Holdings elected to continue to allocate taxes to its disregarded entities. The adoption of ASU 2019-12 on January 1, 2021 had no impact on the Company's consolidated statement of financial condition.

ASC Topic 848 - Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, "Facilitation of the Effects of Reference Rate Reform on Financial Reporting" (ASU 2020-04), creating ASC Topic 848 - Reference Rate Reform. The amendments in ASU 2020-04 provided optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The amendments were elective and applied to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

1. **Organization and Summary of Significant Accounting Policies**

In January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform, Scope" (ASU 2021-01) which expanded the scope of ASC Topic 848 to apply certain optional expedients for contract modifications and hedge accounting provided in ASU 2020-04 to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified for reference rate reform.. The guidance also applied to derivatives that do not reference LIBOR or other reference rates that were expected to be discontinued.

The amendments could have been applied as of March 12, 2020 through December 31, 2022. The Company elected to apply ASU 2020-04 and retrospectively apply ASU 2021-01 during 2020. These elections did not have a material impact on the Company's consolidated statement of financial condition.

2. **Business Developments**

In November 2021, CSG announced that the Board of Directors had unanimously agreed on a strategic direction and approved the introduction of a global business and regional matrix structure. As part of the announcement, the Company will exit the prime services business in 2022. As the implementation of the CSG announced reorganization progresses, restructuring costs relating to asset impairments and liability valuations may arise in connection with business activities that are planned to be exited and their related infrastructure. As of December 31, 2021, the restructuring provision was immaterial.

3. **Fair Value of Financial Instruments**

Fair Value Measurement

A significant portion of the Company's financial instruments are carried at fair value. Deterioration of the financial markets could significantly impact the fair value of these financial instruments. The fair value of the majority of the Company's financial instruments is based on quoted prices in active markets or observable inputs.

In addition, the Company holds financial instruments for which no prices are available; and which have few or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rate and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to debt instruments.

US GAAP permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

3. Fair Value of Financial Instruments

participants at the measurement date. As such, the Company continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a midmarket price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Company reflects the net exposure to credit risk for its derivative instruments where the Company has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default.

Valuation adjustments are recorded in a reasonable and consistent manner that results in an location to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

3. Fair Value of Financial Instruments

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

December 31, 2021	Level 1	Level 2	Level 3	Total at fair value
		(In millions)		
Assets				
Resale agreements	$ —	$ 19,002	$ —	$ 19,002
Securities borrowed transactions	—	1,311	—	1,311
Securities received as collateral:				
Debt instruments	660	—	—	660
Equity instruments	1,282	—	—	1,282
Total securities received as collateral	1,942	—	—	1,942
Financial instruments owned:				
Debt instruments:				
US federal government	100	—	—	100
Commercial mortgage-backed securities (CMBS)	—	2,411	31	2,442
Corporates	—	3,842	4	3,846
Foreign government	—	18	—	18
Other collateralized debt obligations (CDO)	—	751	202	953
Residential mortgage-backed securities (RMBS)	—	905	301	1,206
Total debt instruments	100	7,927	538	8,565
Equity instruments	714	152	109	975
Derivative contracts:				
Interest rate products	81	1	—	82
Foreign exchange products	—	18	—	18
Equity/index-related products	13	4	3	20
Credit products	—	130	—	130
Netting(1)				(204)
Total derivative contracts	94	153	3	46
Other assets:				
Loans held-for-sale	—	48	—	48
Other	—	—	5	5
Total other assets	—	48	5	53
Total assets at fair value	$ 2,850	$ 28,593	$ 655	$ 31,894

(1) Derivative contracts are reported on a gross basis by level, with the total at fair value column including the impact of netting. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

3. Fair Value of Financial Instruments

December 31, 2021	Level 1	Level 2	Level 3	Total at fair value
		(In millions)		
Liabilities				
Repurchase agreements	$ —	$ 13,562	$ —	$ 13,562
Securities loaned transactions	—	273	—	273
Obligation to return securities received as collateral:				
Debt instruments	660	—	—	660
Equity instruments	1,282	—	—	1,282
Total obligation to return securities received as collateral	1,942	—	—	1,942
Financial instruments owned:				
Debt instruments:				
US federal government	332	—	—	332
Commercial mortgage-backed securities (CMBS)	—	15	—	15
Corporates	—	2,504	—	2,504
Foreign government	—	10	—	10
Total debt instruments	332	2,529	—	2,861
Equity instruments	336	3	1	340
Derivative contracts:				
Interest rate products	91	20	—	111
Foreign exchange products	—	22	—	22
Equity/index-related products	—	3	—	3
Credit products	—	22	2	24
Netting(1)				(100)
Total derivative contracts	91	67	2	60
Subordinated and other long-term borrowings	—	47	1	48
Other liabilities	—	223	1	224
Total liabilities at fair value	$ 2,701	$ 16,704	$ 5	$ 19,310

---

(1) Derivative contracts are reported on a gross basis by level, with the total at fair value column including the impact of netting. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

3. Fair Value of Financial Instruments

Transfers in and out of level 3

Transfers into and out of level 3 assets, of $338 million and $311 million, respectively, during the year ended December 31, 2021 were primarily from asset-backed securities, which were primarily due to the change in observability of pricing data and availability of pricing information from external providers.

Qualitative Disclosures of Valuation Techniques

Overview

CSG has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Company's financial instruments. Control functions such as Product Control and Risk Management review and approve significant valuation policies and procedures. The framework includes three main internal processes: (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, CSG determines the reasonableness of the fair value of its financial instruments.

On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office and control functions such as Product Control and Risk Management to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.

The valuation results are aggregated for reporting to the Valuation Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for CSG. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to CSG's Executive Board through the VARMC.

One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.

In general, Product Control utilizes independent pricing service data as part of its review process. Independent pricing service data is analyzed to ensure that it is representative of fair value, including

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

3. Fair Value of Financial Instruments

confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.

For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates or other inputs. In addition, there may be uncertainty about a valuation resulting from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.

The following information on the valuation techniques and significant unobservable inputs of the various financial instruments and the section "Uncertainty of fair value measurements from the use of significant unobservable inputs" should be read in conjunction with the tables "Assets and liabilities measured at fair value on a recurring basis", "Quantitative information about level 3 assets measured at fair value on a recurring basis" and "Quantitative information about level 3 liabilities measured at fair value on a recurring basis".

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned

Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Securities borrowed and securities loaned are measured at fair value and are included in level 2 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Company with the right to liquidate the collateral held.

Securities received as collateral and obligation to return securities received as collateral

Securities received as collateral and obligation to return securities received as collateral are measured at fair value using the method outlined below for "debt instruments" and "equity instruments."

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

3. **Fair Value of Financial Instruments**

Debt instruments

Corporates

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds no observable prices are available and valuation is determined using models, for which the key inputs include stock price, dividend rates, credit spreads, prepayment rates, discount rates, earnings before income tax, depreciation and amortization (EBITDA) multiples and equity market volatility. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity's capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include correlation and price. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but in a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

CMBS, RMBS and other CDO securities

Fair values of RMBS, CMBS and other CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Generally, the fair values of RMBS, CMBS and other CDOs are valued using observable pricing sources. Fair values of RMBS, CMBS and other CDO securities for which there are significant unobservable inputs are valued using price that is derived. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs credit spread, default rate, discount rate, prepayment rate and loss severity. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.

For some structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management's own assumptions about how market participants would price the asset. Collateralized bonds and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

3. **Fair Value of Financial Instruments**

Equity instruments

The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations. Level 2 and level 3 equities include equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include price.

Derivative contracts

Derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy. See Note 7 for more information.

The fair values of OTC derivatives are determined on the basis of industry standard models. The model uses various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.

Other assets

The Company's other assets include loans held-for-sale held by VIE's that are used to back the securities issued by the VIEs. The fair value of loans held-for-sale from VIEs are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The significant unobservable input for loans held-for-sale is price. There were no loans held-for-sale categorized as level 3 as of December 31, 2021.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

3. **Fair Value of Financial Instruments**

Subordinated and other long-term borrowings

The Company's subordinated and other long-term borrowings include the long-term borrowings in VIEs that were consolidated. The fair value of long-term borrowings of consolidated VIEs is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The significant unobservable input for subordinated and other long-term borrowings is price. There was an immaterial subordinated and other long-term borrowings balance categorized as level 3 as of December 31, 2021.

Other liabilities

Included in other liabilities are Contingent Capital Awards (CCAs) and other deferred compensation plans, which are measured at fair value using the discounted cash flow method. The value of the CCAs liabilities are based on CSG's referenced contingent convertible (coco) instruments. The significant unobservable input is credit spread.

Uncertainty of fair value measurements from the use of significant unobservable inputs

For level 3 assets with a significant unobservable input of price, correlation or volatility and prepayment rate, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of default rate, discount rate, loss severity, and credit spread, in general, an increase in the significant unobservable input would decrease the fair value. For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value.

Interrelationships between significant unobservable inputs

There are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no material impact on the other significant unobservable inputs.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

3.   **Fair Value of Financial Instruments**

Quantitative disclosures of valuation techniques

The following table provides a representative range of minimum and maximum values of each significant unobservable input for material level 3 assets and liabilities by the related valuation technique.

December 31, 2021	Fair Value (In millions)	Valuation Technique	Unobservable Input	Minimum Value	Maximum Value	Weighted Average
Debt instruments:						
Other CDOs	202	Discounted cash flow	Discount rate, in %	2.8 %	22.6 %	9.2 %
Residential mortgage backed securities	301	Discounted cash flow	Discount rate, in %	4.2 %	32.7 %	15.7 %
Equity instruments	109	Market comparable	Price, in actuals	0	6,133	707

Qualitative discussion of the ranges of significant unobservable inputs

The following sections provide further information about the ranges of significant unobservable inputs included in the table above. The level of aggregation and diversity within the financial instruments disclosed in the table above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.

Discount rate. The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. For example, two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Price. Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

3. **Fair Value of Financial Instruments**

Fair Value Option

The Company elected fair value for certain of its financial statement captions as follows:

Collateralized financings: The Company has elected to account for matched book repurchase and resale agreements and securities borrowed and securities loaned transactions at fair value.

Other assets: Included in other assets are the loans held-for-sale from VIEs that were consolidated.

Subordinated and other long-term borrowings: Subordinated and other long-term borrowings include long-term borrowings of VIEs that were consolidated.

Difference between the fair value and the aggregate unpaid principal balances of fair value option elected financial instruments

December 31, 2021	Of which at fair value	Aggregate unpaid principal	Difference between aggregate fair value and unpaid principal
		(In millions)	
Resale agreements	$ 19,002	$ 18,964	$ 38
Securities-borrowed transactions	1,311	1,311	—
Other assets - Loans held-for-sale	48	50	(2)
Repurchase agreements	13,562	13,562	—
Securities-lending transactions	273	273	—
Subordinated and other long-term borrowings	48	339	(291)

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

3. **Fair Value of Financial Instruments**

Leveling of assets and liabilities not at fair value where a fair value is disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated statement of financial condition. The disclosure excludes all non-financial instruments such as real estate, premises and equipment, equity method investments and pension and benefit obligations, along with receivables and payables with customers and brokers, dealers and others with an expected maturity of less than one year.

December 31, 2021	Carrying Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3	Fair Value Total
Financial Assets			(In millions)		
Cash and cash equivalents	$ 983	$ 983	$ —	$ —	$ 983
Resale agreements	19,221	—	19,221	—	19,221
Securities borrowed transactions	17,557	—	17,557	—	17,557
Other assets and deferred amounts	1,144	—	1,122	22	1,144
Total financial assets	38,905	983	37,900	22	38,905
Financial Liabilities					
Short-term borrowings (1)	$ 264	$ 13	$ 251	$ —	$ 264
Repurchase agreements	2,858	—	2,858	—	2,858
Securities loaned transactions	6,594	—	6,594	—	6,594
Subordinated and other long-term borrowings	28,547	—	30,029	—	30,029
Other liabilities	1,712	—	1,712	—	1,712
Total financial liabilities	39,975	13	41,444	—	41,457

(1)   Amounts in Level 1 relate to cash overdrafts.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

4. **Related Party Transactions**

In the ordinary course of business, the Company enters into significant financing and operating transactions with related companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2021:

ASSETS

	(In millions)
Cash and cash equivalents	$ 177
Securities purchased under agreements to resell	35,154
Securities borrowed	7,218
Securities received as collateral	1,942
Debt instruments (included in Financial instruments owned)	399
Receivables from brokers, dealers and others	1,047
Net deferred tax asset	746
Taxes receivable (included in Other assets and deferred amounts)	7
Other assets and deferred amounts	558
Total assets	$ 47,248

LIABILITIES

	(In millions)
Short-term borrowings	$ 253
Securities sold under agreements to repurchase	12,562
Securities loaned	2,124
Obligation to return securities received as collateral	1,942
Debt instruments (included in Financial instruments sold not yet purchased)	58
Derivative contracts (included in Financial instruments sold not yet purchased)	1
Payables to customers	665
Payables to brokers, dealers and others	1,079
Subordinated and other long-term borrowings	28,547
Other liabilities	791
Total liabilities	$ 48,022

The Company has certain foreign affiliates holding customer securities pursuant to the applicable SEC rules.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

4. **Related Party Transactions**

The Company carries its subordinated and long-term borrowings with affiliates on an accrual basis. Subordinated and other long-term borrowings with affiliates are with CS Holdings and CS USA. During the year, the Company repaid $1 billion of its subordinated borrowings from CS USA. See Note 12 for more information.

The Share Plan provides for the grant of equity-based awards to Company employees based on CSG shares pursuant to which employees of the Company may be granted shares or other equity-based awards as compensation for services performed. The Company purchases shares directly from CSG to satisfy these awards. For the year ended December 31, 2021, the Company increased its member's contribution by $46 million, which consisted of accruals for share award obligations, the purchases of shares for delivery to employees including realized mark-to-market gains (losses) on these shares at delivery date and dividend equivalents.

The Company is included in the consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings and CS USA. See Note 19 for more information.

Where Credit Suisse Group AG and/or one or more of its subsidiaries or affiliates are named defendants in a particular litigation, Credit Suisse Group AG has procedures to determine the proper allocation of legal costs among the several defendants. As a result of this process, certain litigation which involves affiliates of the Company are recorded within the financial statements of the Company.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

5. **Other Assets and Liabilities**

The following table sets forth the Company's other assets and liabilities as of December 31, 2021:

Other Assets	**(In millions)**
Cash collateral on derivative instruments	$ 3
Cash collateral on non-derivative transactions	36
Loans	21
Loans held-for-sale	48
Premises and equipment	759
Interest and fee receivable	1,006
Prepaid expenses, of which $17 is cloud computing arrangement implementation costs	104
Other investments	27
Other	219
Total other assets	$ 2,223

Other Liabilities	**(In millions)**
Cash collateral on derivative instruments	$ 10
Cash collateral on non-derivative transactions	26
Provisions	782
Interest and fee payable	1,327
Other	1,022
Total other liabilities	$ 3,167

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

5. Other Assets and Liabilities

The following table sets forth the Company's premises and equipment as of December 31, 2021:

Premises and Equipment	(In millions)
Capitalized software	$ 1,965
Leasehold improvements	97
Equipment	1
Premises and equipment	2,063
Accumulated depreciation	(1,304)
Total premises and equipment, net	$ 759

Leasehold improvements, such as alterations and improvements to rented premises, are depreciated on a straight-line basis over the shorter of the lease term or estimated useful life, which generally does not exceed ten years. Equipment, such as computers, machinery, furnishings, vehicles and other tangible non-financial assets, is depreciated using the straight-line method over its estimated useful lives, generally three to ten years. The capitalized software costs are depreciated on a straight-line basis over the estimated useful life of the software, generally not exceeding seven years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.

6. Receivables from/Payables to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others as of December 31, 2021 consist of the following:

	Receivables	Payables
	(In millions)	
Unsettled regular way securities trades, net	$ 223	$ —
Fails to deliver/fails to receive	385	554
Omnibus receivables/payables	702	—
Receivables from/payables to clearing organizations	2,819	19
Other non-customer receivables/payables	—	968
Other	1	—
Total	$ 4,130	$ 1,541

The amounts receivable from/payable to clearing organizations primarily relate to unsettled trades and deposits from customers held at clearing organizations and are collateralized by securities owned by the Company.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

7. **Derivative Contracts**

Derivatives are generally standard contracts transacted through regulated exchanges. The Company uses derivative contracts for trading, to provide products for clients and economic hedging purposes. Economic hedges arise when the Company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting treatment. These derivatives include options, forwards, and futures.

Options

The Company performs market making activities for option contracts specifically designed to meet customer needs or for economic hedging purposes. Most options do not expose the Company to credit risk because they are primarily exchange traded options, except for credit options. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities and interest rate instruments or indices.

Forwards and Futures

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including short sales) securities, and purchases and sells forward contracts primarily related to U.S. government and agencies and mortgage-backed securities. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts. These contracts are typically settled through the Chicago Mercantile Exchange (CME).

Because forward contracts are subject to the credit worthiness of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company reviews the credit worthiness of specific counterparties, reviews credit limits, requires certain customers and counterparties to maintain margin collateral and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and others in the consolidated statement of financial condition.

Swaps

The Company's swap agreements consist primarily of interest rate, equity, and credit default swaps. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on index or interest rate movements. Credit default swaps are contractual agreements in which

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

7. Derivative Contracts

one counterparty pays a periodic fee in return for a contingent payment by the other counterparty following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due.

Fair value of derivative instruments

The table below represents gross derivative fair values, segregated by type of contract. Notionals have also been provided as an indication of the volume of derivative activity within the Company.

	Notional amount	Positive replacement value	Negative replacement value
December 31, 2021		(In millions)	
Forwards	$ 97,637	$ 82	$ 111
Futures	1,406	—	—
Interest rate products	99,043	82	111
Forwards	9,637	18	22
Foreign exchange products	9,637	18	22
Forwards	54	13	3
Futures	487	—	—
Options bought and sold (OTC)	5	—	—
Options bought and sold (exchange traded)	108	7	—
Equity/index-related products	654	20	3
Swaps sold	95	3	2
Swaps purchased	3,320	4	22
Swaptions purchased	2,400	123	—
Credit products	5,815	130	24
Total gross derivative contracts	$ 115,149	$ 250	$ 160
Impact of counterparty netting (1)	—	(95)	(95)
Impact of cash collateral netting (1)	—	(109)	(5)
Total derivative contracts (1)	$ 115,149	$ 46	$ 60

(1) Derivative contracts are reported on a net basis in the consolidated statement of financial condition. The impact of netting represents an adjustment for counterparty and cash collateral netting.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

7. **Derivative Contracts**

These financial instruments are included as derivative contracts in financial instruments owned/sold not yet purchased, respectively, in the consolidated statement of financial condition. Financial instruments related to futures contracts are included in receivables from brokers, dealers and others and payables to brokers, dealers and others, respectively, in the consolidated statement of financial condition.

Credit derivatives

Included in the table above 'Fair value of derivative instruments' are credit derivatives which are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. They are generally privately negotiated OTC contracts, with numerous settlement and payment terms, and most are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet obligations when due.

From time to time the Company enters into credit derivative contracts in the normal course of business by buying protection. The Company purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of other cash positions. These referenced instruments can form a single item or be combined on a portfolio or multiname basis.

The credit derivatives most commonly transacted by the Company are CDS and credit swaptions. CDSs are contractual agreements in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.

Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Company would be required to make as a result of credit risk-related events. The Company believes that the maximum potential payout is not representative of the actual loss exposure based on historical experience. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Company is usually liable for the difference between credit protection sold and the recourse it holds in the value of the underlying assets. The maximum potential amount of future payments has not been reduced for any cash collateral paid to a given counterparty as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures only is not possible.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

7. Derivative Contracts

To reflect the quality of the credit risk of the underlying, the Company assigns an internally generated rating. Internal ratings are assigned by experienced credit analysts, based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and the relative importance, are dependent on the type of counterparty. The analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

As of December 31, 2021, 48% of the notional amount of credit protection purchased and 63% of the notional amount of credit protection sold by the Company was with an affiliate.

Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold. The maximum potential payout amount of credit protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of protection sold. The Company also considers estimated recoveries that it would receive if the specified credit event occurred, including both the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Company and the impact of any purchased protection with an identical reference instrument.

In the normal course of business, the Company purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments, and may use similar, but not identical products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments. The Company purchases its protection from banks and broker dealers, other financial institutions and other counterparties.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

7.   Derivative Contracts

The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

The Company's credit protection sold and purchased for the year ended December 31, 2021 was as follows:

	Credit Derivative Exposures				
December 31, 2021	**Credit protection sold**	**Credit protection purchased**	**Net Credit protection (sold)/ purchased**	**Other protection purchased**	**Fair value of credit protection sold**
	(In millions)				
Single name instruments					
Investment grade	$ (3)	$ —	$ (3)	$ 72	$ —
Non-investment grade	(92)	81	(11)	1,113	1
Total single name instruments	$ (95)	$ 81	$ (14)	$ 1,185	$ 1
of which non-sovereign	(95)	81	(14)	1,185	1
Multiname instruments					
Non-investment grade	$ —	$ —	$ —	$ 4,454	$ —
Total multiname instruments	$ —	$ —	$ —	$ 4,454	$ —
of which non-sovereign	—	—	—	4,454	—
Total instruments	$ (95)	$ 81	$ (14)	$ 5,639	$ 1

The maturity and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.

The maximum potential amount of future payments that the Company would be required to make under the credit derivatives as a result of credit-risk-related events for which it has sold protection as of December 31, 2021 was as follows:

	Maximum Potential Payout by Maturity			
	Less than 1 year	**1 - 5 years**	**Over 5 years**	**Total**
	(in millions)			
Single name instruments	$ 25	$ 70	$ —	$ 95
Total instruments	$ 25	$ 70	$ —	$ 95

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

8. **Assets Assigned and Pledged**

The Company pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated statement of financial condition. The Company receives cash and securities in connection with resale agreements, securities borrowing and loans and margined broker loans.

A significant portion of the collateral and securities received by the Company were sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowing or loans, pledges to clearing organizations and segregation requirements under securities laws and regulations.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2021:

	December 31, 2021
	(In millions)
Total assets pledged or assigned as collateral by the Company	$ 8,081
of which was encumbered	2,163
Fair value of the collateral received by the Company with the right to sell or repledge	90,160
of which was sold or repledged	44,776

9. **Offsetting of Financial Assets and Financial Liabilities**

The disclosures set out in the tables below include derivatives, resale and repurchase agreements, and securities lending and borrowing transactions that are offset in the Company's consolidated statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements or enforceable MNA), irrespective of whether they are offset in the Company's consolidated statement of financial condition. Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

9. Offsetting of Financial Assets and Financial Liabilities

Derivatives

The Company transacts bilateral OTC derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default on or termination under the agreement. They allow the Company to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty's failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.

For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset. Where no such agreements exist, fair values are recorded on a gross basis.

Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

9. Offsetting of Financial Assets and Financial Liabilities

Offsetting of derivatives

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Derivative assets	Derivative liabilities
As of December 31, 2021	**(In millions)**	
OTC-cleared	$ 37	$ 60
OTC	30	20
Interest rate products	67	80
OTC	18	22
Foreign exchange products	18	22
Exchange-traded	7	—
Equity/index-related products	7	—
OTC	130	24
Credit products	130	24
OTC-cleared	37	60
OTC	178	66
Exchange-traded	7	—
Total gross derivative contracts subject to enforceable MNA	222	126
of which OTC-cleared	(37)	(37)
of which OTC	(167)	(63)
Offsetting	(204)	(100)
of which OTC-cleared	—	23
of which OTC	11	3
of which exchange-traded	7	—
Total net derivatives subject to enforceable MNA	18	26
Total derivatives not subject to enforceable MNA (1)	28	34
Total net derivatives presented in the consolidated statement of financial condition	$ 46	$ 60

(1) Represents derivatives where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

9. Offsetting of Financial Assets and Financial Liabilities

Resale and repurchase agreements and securities lending and borrowing transactions

Resale and repurchase agreements are generally covered by master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the global master repurchase agreement on the same date shall be set off.

The Company has elected to net transactions under such agreements in the consolidated statement of financial condition when specific conditions are met. Transactions are netted if, amongst other conditions, they are executed with the same counterparty, have the same explicit settlement date specified at the inception of the transactions, are settled through the same securities transfer system and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated statement of financial condition if they meet the same right of offset criteria as for resale and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated statement of financial condition.

Resale and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the resale agreements or securities lending agreement provides the Company with the right to liquidate the collateral held. As is the case in the Company's normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2021. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

9. **Offsetting of Financial Assets and Financial Liabilities**

Offsetting of securities purchased under resale agreements and securities borrowing transactions

The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Gross	Offsetting	Net
December 31, 2021		(In millions)	
Securities purchased under resale agreements	$ 41,767	$ (3,982)	$ 37,785
Securities borrowing transactions	14,862	—	14,862
Total subject to enforceable MNA	56,629	(3,982)	52,647
Securities purchased under resale agreements	438	—	438
Securities borrowing transactions	4,006	—	4,006
Total not subject to enforceable MNA (1)	4,444	—	4,444
Total (2)	$ 61,073	$ (3,982)	$ 57,091

(1) Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

(2) $19,002 million of the total net amount of securities purchased under resale agreements and $1,311 million securities borrowing transactions are reported at fair value.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

9. Offsetting of Financial Assets and Financial Liabilities

Offsetting of securities sold under repurchase agreements and securities lending transactions

The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to master netting agreements and the net amount presented in the consolidated statement of financial condition.

	Gross	Offsetting	Net
December 31, 2021		(In millions)	
Securities sold under repurchase agreements (1)	$ 19,837	$ (3,982)	$ 15,855
Securities lending transactions (2)	6,705	—	6,705
Obligation to return securities received as collateral, at fair value	1,942	—	1,942
Total subject to enforceable MNA	28,484	(3,982)	24,502
Securities sold under repurchase agreements	565	—	565
Securities lending transactions	162	—	162
Total not subject to enforceable MNA (3)	727	—	727
Total	$ 29,211	$ (3,982)	$ 25,229

---

(1) $13,562 million of the total net amount of securities sold under repurchase agreements are reported at fair value.

(2) $273 million of the total net amount of securities lending transactions are reported at fair value.

(3) Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

Amount not offset in the consolidated statement of financial condition

The following table presents the net amount presented in the consolidated statement of financial condition of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated statement of financial condition. The table excludes derivatives, resale and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

9. Offsetting of Financial Assets and Financial Liabilities

	Net	Financial Instruments [1]	Cash collateral received/ pledged [1]	Net exposure
December 31, 2021		(In millions)		
Financial assets subject to enforceable MNA				
Derivative contracts	$ 18	$ —	$ —	$ 18
Securities purchased under resale agreements	37,785	37,785	—	—
Securities borrowing transactions	14,862	14,516	—	346
Total financial assets subject to enforceable MNA	$ 52,665	$ 52,301	$ —	$ 364
Financial liabilities subject to enforceable MNA				
Derivative contracts	$ 26	$ —	$ —	$ 26
Securities sold under repurchase agreements	15,855	15,855	—	—
Securities lending transactions	6,705	6,664	—	41
Obligation to return securities received as collateral, at fair value	1,942	1,942	—	—
Total financial liabilities subject to enforceable MNA	$ 24,528	$ 24,461	$ —	$ 67

(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated statement of financial condition and therefore any over-collateralization of these positions is not included.

10. Transfers of Financial Assets and Variable Interest Entities

Securitization Activities

In the normal course of business, the Company enters into transactions with, and makes use of, special purpose entities (SPEs). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPEs assets from creditors or other entities, including the Company. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and to create investment products for clients. SPEs typically qualify as VIEs. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities' classification.

The majority of the Company's securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE's issuance of debt instruments. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Company's consolidated statement of financial condition, unless either the Company sold the assets to the entity and the criteria under US GAAP for sale accounting was not met or the Company consolidates the SPE.

The Company purchases RMBS, CMBS, and other debt securities for the purpose of securitization and sells these securities to SPEs. These SPEs issue RMBS, CMBS and other CDOs that are collateralized by

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

10. Transfers of Financial Assets and Variable Interest Entities

the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the SPEs Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Company's assets. The Company is an underwriter of, and makes a market in, these securities.

The Company also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.

Securitization transactions are assessed for appropriate accounting treatment of the assets transferred by the Company. The Company's and its clients' investing or financing needs determine the structure of each transaction, which in turn determines whether sale accounting and subsequent derecognition of the transferred assets applies. Certain transactions may be structured to include derivatives or other provisions that prevent sale accounting.

When the Company transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Company and/or if the Company's continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

Continuing involvement in transferred financial assets

The Company may have continuing involvement in the financial assets that are transferred to an SPE, which may take several forms, including, but not limited to, recourse and guarantee arrangements and beneficial interests in the transferred assets. Beneficial interests, which are valued at fair value, include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be "passed through" or "paid through" and residual interests, whether in the form of debt or equity. The carrying value and maximum exposure as of December 31, 2021 resulting from agreements to provide support to SPEs is included in the section titled 'Non-consolidated VIEs'.

The Company's exposure resulting from continuing involvement in transferred financial assets is generally limited to its beneficial interests, typically held by the Company in the form of instruments issued by the respective SPEs that are senior, subordinated or residual tranches. These instruments are held by the Company in connection with underwriting or market-making activities and are included in financial instruments owned in the consolidated statement of financial condition at fair value.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements. The SPE may also enter into a derivative contract in order to convert the yield of the underlying assets to match the needs of the SPE investors or to limit or change the credit risk of the SPE.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

10. Transfers of Financial Assets and Variable Interest Entities

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement

The following table provides the outstanding principal balance of assets to which the Company continues to be exposed/has continuing involvement with after the transfer of the financial assets to any SPE and the total assets of the SPE as of December 31, 2021, regardless of when the transfer of assets occurred.

	For the year ended December 31, 2021		
	RMBS	**CMBS**	**CDO**
	(In millions)		
Principal amount outstanding (1)	$ 1,508	$ 5,534	$ 353
Total assets of SPE	1,508	5,534	353

---

(1)   Principal amount outstanding relates to assets transferred from the Company and does not include principal amounts for assets transferred from third parties.

Fair value of beneficial interests

The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Company may utilize to hedge the inherent risks.

Key economic assumptions used in measuring the fair value of beneficial interests at the time of transfer during the year ended December 31, 2021

	For the year ended December 31, 2021	
	RMBS	**CMBS**
	(Dollars in millions)	
Fair value of assets	$ 70	$ 54
of which level 1	—	—
of which level 2	9	54
of which level 3	61	—
Weighted-average life, in years	10.5	6.1
Prepayment speed assumption (rate per annum), in %	0% - 11.2%	15 %
Cash flow discount rate (rate per annum), in %	0% - 15.4%	2.4% - 4.8%
Expected credit losses (rate per annum), in %	0% - 13.7%	0 %

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

10. Transfers of Financial Assets and Variable Interest Entities

The table below provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2021:

	As of December 31, 2021			
	RMBS		CMBS	
	(Dollars in millions)			
Fair value of assets and liabilities	$	74	$	79
of which non-investment grade	$	3	$	—
Weighted-average life, in years		6.1		6.6
Prepayment speed assumption (rate per annum), in %		8.5% - 14%		0% - 15%
Impact on fair value from 10% adverse change	$	(5)	$	(1)
Impact on fair value from 20% adverse change	$	(10)	$	(1)
Cash flow discount rate (rate per annum), in %		2.8% - 35.5%		2.4% - 50.7%
Impact on fair value from 10% adverse change	$	(8)	$	(2)
Impact on fair value from 20% adverse change	$	(14)	$	(3)
Expected credit losses (rate per annum), in %		0% - 34.2%		0 %
Impact on fair value from 10% adverse change	$	(7)	$	(1)
Impact on fair value from 20% adverse change	$	(13)	$	(3)

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Securities sold under repurchase agreements and lending transactions accounted for as secured borrowings

For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset backed securities, equity securities and other collateral and have terms ranging from overnight to a longer or unspecified period of time.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

10. Transfers of Financial Assets and Variable Interest Entities

In the event of the Company's default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2021.

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged

	December 31, 2021
	(In millions)
Government debt securities	$ 13,311
Corporate debt securities	3,626
Asset-backed securities	2,303
Equity securities	500
Other	662
Securities sold under repurchase agreements	20,402
Government debt securities	4,170
Corporate debt securities	264
Asset-backed securities	90
Equity securities	2,343
Securities lending transactions	6,867
Government debt securities	660
Equity securities	1,282
Obligation to return securities received as collateral, at fair value	1,942
Total	$ 29,211

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

10. Transfers of Financial Assets and Variable Interest Entities

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity

As of December 30, 2021	On demand [1]	Remaining contractual maturities			Total
		Up to 30 days [2]	30 to 90 days	More than 90 days	
Securities sold under repurchase agreements	$ 1,942	$ 11,805	$ 1,910	$ 4,745	$ 20,402
Securities lending transactions(3)	522	—	1,017	5,328	6,867
Obligation to return securities received as collateral, at fair value	1,942	—	—	—	1,942
Total	$ 4,406	$ 11,805	$ 2,927	$ 10,073	$ 29,211

(1) Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.

(2) Includes overnight transactions.

(3) Includes $4.3 billion of securities lending transactions that contain termination agreements and can be terminated at any time.

Refer to "Note 9 – Offsetting of financial assets and financial liabilities" for a reconciliation of gross amounts of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral to the net amounts disclosed in the consolidated statement of financial condition.

Variable Interest Entities

As a normal part of its business, the Company engages in various transactions that include entities which are considered VIEs and are broadly grouped into two primary categories: CDOs and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Company- or third parties. Such entities are required to be assessed for consolidation, requiring the primary beneficiary to consolidate the VIE. The consolidation assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. The primary beneficiary assessment must be re-evaluated on an ongoing basis.

Application of the requirements for consolidation of VIEs may require the exercise of significant judgment. In the event consolidation of a VIE is required, the exposure to the Company is limited to that portion of the VIE's assets attributable to any variable interest held by the Company prior to any risk management activities to hedge the Company's net exposure. Any interests held in the VIE by third parties, even though consolidated by the Company, will not typically impact its results of operations.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

10. Transfers of Financial Assets and Variable Interest Entities

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Company may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets. Typically, the VIE's assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity.

As a consequence of these activities, the Company holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Company. In general, investors in consolidated VIEs do not have recourse to the Company in the event of a default, except where a guarantee was provided to the investors.

The total assets of consolidated and non-consolidated VIEs for which the Company has involvement represent the total assets of the VIEs even though the Company's involvement may be significantly less due to interests held by third-party investors. The asset balances for unconsolidated VIEs where the Company has significant involvement represent the most current information available to the Company regarding the remaining principal balance of assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impairments in fair value, unless fair value information is readily available.

The Company's maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Company's variable interests held as financial instruments owned and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Company's risk management activities, including effects from financial instruments that the Company may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Company, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Except as described below, the Company has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.

Collateralized Debt Obligations

The Company engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Company may act as underwriter or placement agent and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Company purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this power role is more difficult to analyze and may be the sponsor of the entity or the credit default swap (CDS) counterparty. CDOs provide credit risk exposure to a portfolio of asset-backed securities (ABS) (cash CDOs) or a

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

10. Transfers of Financial Assets and Variable Interest Entities

reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The CDO entities may have actively managed (open) portfolios or static (closed) portfolios.

The securities issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Company in the event of default.

The Company's exposure in these CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Company has been deemed to have power over the entity and its interests in the entity are potentially significant, the Company is not the primary beneficiary of the vehicle and does not consolidate the entity. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Financial Intermediation

The Company has involvement with VIEs in its role as a financial intermediary on behalf of clients. The Company considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Company's risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Company's economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Securitizations

In its financial intermediation activities, the Company acts as underwriter and market maker to VIEs related to certain securitization transactions. The Company believes its maximum loss exposure is generally equal to the carrying value of the beneficial interest held. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significantly affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Company typically consolidates securitization vehicles when it has holdings stemming from its role as underwriter and an affiliate is the servicer.

The Company may have relationships with such VIEs as a result of other business activities. The maximum exposure to loss consists of the fair value of instruments which are held by the Company.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

10. Transfers of Financial Assets and Variable Interest Entities

The maximum exposure to loss consists of the fair value of instruments issued by such structures that are held by the Company as a result of underwriting or market-making activities, financing provided to the vehicles and the Company's exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions, but for certain fund types, the Company may provide principal protection on the securities to limit the investors' exposure to downside market risk. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Consolidated VIEs

Where the Company is considered the primary beneficiary, the table below provides the carrying amount of the assets and liabilities of the consolidated VIEs.

Consolidated VIEs where the Company is the primary beneficiary

December 31, 2021	Financial Intermediation Securitization (In millions)
Assets	
Debt instruments	$ 59
Other assets	48
Total assets	107
Liabilities	
Subordinated and other long-term borrowings	48
Total liabilities	$ 48

The assets and liabilities in the table above are presented net of intercompany eliminations.

Non-consolidated VIEs

The non-consolidated VIE tables provide the carrying amounts and classification of the assets of variable interests recorded in the consolidated statement of financial condition, maximum exposure to loss and total assets of the non-consolidated VIEs.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

10. Transfers of Financial Assets and Variable Interest Entities

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are held by the Company (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Company in connection with guarantees or derivatives.

Non-consolidated VIE assets are VIEs with which the Company has variable interests. These amounts are typically unrelated to the exposure the Company has with the entity and thus are not amounts that are considered for risk management purposes.

December 31, 2021	CDOs	Securitizations	Loans	Other	Total
			(In millions)		
Financial instruments owned	$ 22	$ 567	$ 5	$ —	$ 594
Net loans	—	3	—	—	3
Other assets	—	15	—	—	15
Total variable interest assets	22	585	5	—	612
Maximum exposure to loss	22	585	5	—	612
Non-consolidated VIE assets	$ 1,522	$ 64,248	$ 431	$ 750	$ 66,951

Financial Intermediation

11. Goodwill and Identifiable Intangible Assets

As of December 31, 2021, the Company had $518 million of goodwill. The Company had gross goodwill of $833 million at the beginning of the year along with accumulated amortization and impairment of $315 million. Based on the results of the Company's year-end annual review, no impairment charge on goodwill was required for the year ended December 31, 2021.

The Company continually assesses whether or not there has been a triggering event requiring a review of goodwill.

The Company has a single reporting unit. The carrying value of the reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting unit's risk-weighted assets usage, leverage ratio exposure, deferred tax assets, stressed capital buffer, goodwill, intangible assets and other common equity tier 1 (CET1) capital relevant adjustments.

In estimating the fair value of its reporting unit, the Company applied a combination of the income approach and the market approach. Under the market approach, fair value was estimated using external financial data and several implied market multiples. Under the income approach, a discount rate was applied

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

11. Goodwill and Identifiable Intangible Assets

that reflects the risk and uncertainty related to the reporting unit's projected cash flows, which were determined from the Company's financial plan.

In determining the estimated fair value under the income approach, the Company mainly relied upon its latest five-year financial plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes. In determining the estimated fair value under the market approach, the Company mainly relied upon external prices, projected earnings and the tangible book value as at the valuation date.

The Company engaged the services of an independent valuation specialist to assist in the valuation of the Company's reporting unit during the interim and year-end impairment analyses. The valuations were performed using a combination of the market approach and income approach.

The results of the impairment evaluation of the Company's goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management's best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Company could incur material impairment charges in the future.

Intangible Assets

As of December 31, 2021, the Company had $12 million of indefinite-lived intangible assets. The Company had gross indefinite-lived intangible assets of $18 million at the beginning of year along with accumulated amortization and impairment of $6 million. Based on the results of the Company's year-end annual review, no impairment charge on intangible assets was required.

12. Borrowings

Short-term borrowings are generally funding obligations with interest approximating the Federal Funds rate, or other money market indices and an incremental spread. Such borrowings are generally used to facilitate the securities settlement process, finance financial instruments owned and finance securities purchased by customers on margin. As of December 31, 2021, the Company had $264 million in short-term borrowings, which predominately includes short-term borrowings from affiliates and has a weighted average interest rate of 0.6%. As of December 31, 2021, there were no short-term borrowings secured by Company-owned securities.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

12. Borrowings

As of December 31, 2021, the Company's outstanding subordinated and long–term borrowings were as follows:

	(In millions)
Subordinated debt agreement, Fed Funds rate plus 252 bps, due in 2032 (1)	$ 2,500
Subordinated debt agreement, Fed Funds rate plus 261 bps, due in 2033 (1)	1,500
Equity subordinated debt, Fed Funds rate plus 263 bps, due in 2034 (1)	2,500
Other long-term borrowings 0%-10.6%, due various dates through 2051 (2)	48
Long-term borrowings from affiliate 0.1%-2.4%, due various dates through 2027 (3)	22,047
Total subordinated and other long-term borrowings	$ 28,595

(1) The weighted average effective interest rate for these subordinated borrowings as of December 31, 2021 was 2.7%.

(2) Other long-term borrowings represent the long-term borrowings of VIEs consolidated under US GAAP.

(3) Certain long-term borrowings from an affiliate are evergreen borrowing facilities with a 370 day call notice period.

The following table sets forth scheduled maturities of all long-term borrowings as of December 31, 2021:

	(In millions)
2022	$ 11,047
2023	—
2024	2,000
2025	2,000
Thereafter	13,548
Total	$ 28,595

The subordinated borrowings under these subordinated agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 (the Exchange Act), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

13. Guarantees and Commitments

From time to time the Company enters into guarantee contracts as guarantor. US GAAP requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Company's current best estimate of payments that will be required under existing guarantee arrangements.

The guarantees may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

13. Guarantees and Commitments

contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, US GAAP covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults.

As a member of FICC, the Company is required to provide additional liquidity resources under a program called the Capped Contingency Liquidity Facility (CCLF). In the event of a default of a netting member of FICC, the Company would be required to enter into a resale agreement providing cash to FICC and receiving securities as collateral. Each member's commitment amount is periodically recalculated by FICC and communicated to the member firm. At December 31, 2021, the Company's maximum commitment was $1.7 billion, of which none has been utilized.

For the remaining membership agreements, the Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other Commitments

The following table sets forth the Company's commitments as of December 31, 2021:

| | Commitment Expiration Per Period | | | | |
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments
			(In millions)		
Unfunded lending commitments	$ 3	$ —	$ —	$ 1,663	$ 1,666
Total commitments	$ 3	$ —	$ —	$ 1,663	$ 1,666

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

14. Concentrations of Credit Risk

The Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding of bonds in inventory. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company and are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company had concentration risk exposure to U.S. Government and agency securities primarily through its financing activities. The Company's indirect exposure results from maintaining U.S. Government and agency securities as collateral for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. In addition, substantially all of the collateral held by the Company for resale agreements and securities borrowed as of December 31, 2021, consisted of U.S. Government and agency securities.

15. Net Capital Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission (SEC), the Commodities Futures Trading Commission (CFTC) and the Financial Industry Regulatory Authority (FINRA). Under the alternative method permitted by SEC Rule 15c3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions carried in customer and non-customer accounts. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. As of December 31, 2021, the Company's net capital of approximately $12.3 billion which was in excess of the CFTC's minimum requirement by approximately $11.4 billion.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

16. Cash and Securities Segregated Under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the customer protection requirements of SEC Rule 15c3-3. The Company did not have any cash or U.S. Treasury securities as of December 31, 2021, segregated in a special reserve bank account exclusively for the benefit of customers as required by Rule 15c3-3.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker Dealers (PAB) pursuant to SEC Rule 15c3-3. The Company did not have any cash or U.S. Treasury securities as of December 31, 2021, subject to segregation in a special reserve bank account to meet the PAB requirement.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2021, $6.1 billion of cash and $1.3 billion of securities aggregating $7.4 billion were segregated in separate accounts exclusively for the benefit of customers.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(F) under the Commodity Exchange Act. As of December 31, 2021, $6.6 billion of cash and $1.5 billion of securities aggregating $8.1 billion were segregated in separate accounts exclusively for the benefit of cleared swaps customers.

17. Share-Based Compensation and Other Benefits

The Company participates in the Share Plan. The Share Plan provides for share awards to be granted to certain employees based on the fair market value of CSG shares at the time of grant and discounted for expected dividends, where applicable. The majority of share awards granted include the right to receive dividend equivalents on vested shares.

Share Awards

Phantom Share Awards

Phantom Share awards granted in February 2021 are similar to those granted in February 2020. Each share award granted entitles the holder of the award to receive one CSG share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified a Risk Manager Material Risk Takers (MRTs) or Senior Managers or equivalents under the EU or UK Capital Requirements Directive V related provisions. Share awards granted to Risk Manager MRTs vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date. Share awards granted to Senior Managers vest over seven years, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the shares is solely dependent on the CSG share price at time of delivery.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

17. Share-Based Compensation and Other Benefits

The Company's share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. These share awards entitle the holder to receive one CSG share and are generally subject to continued employment, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.

Performance Share Awards

Certain employees received a portion of their deferred variable compensation in the form of performance share awards (PSAs). PSAs are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.

Performance share awards are subject to a downward adjustment in the event of a divisional loss by the division in which the employees worked as of December 31, 2021, or a negative CSG return on equity, whichever results in a larger adjustment. For employees in Corporate Functions and the Asset Resolution Unit, the downward adjustment only applies in the event of a negative CSG ROE and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the CSG Compensation Committee's determination for the year in which the performance shares are granted.

The following table presents the share awards activities for each of the two plans described above for the year ended December 31, 2021:

	Number of share awards	
	Phantom	PSA
	(In millions)	
Outstanding as of January 1, 2021	43	37
Granted	46	10
Settled	(19)	(15)
Forfeited	(11)	(6)
Outstanding as of December 30, 2021	59	26

The weighted-average fair value of the Phantom Share awards granted during the year ended December 31, 2021 was $11.84. The weighted-average fair value of PSA share awards granted during the year ended December 31, 2021 was $14.03.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

17. Share-Based Compensation and Other Benefits

Cash Awards

Contingent Capital Awards

Contingent Capital Awards (CCA) wwere granted in February 2021, 2020 and 2019 to managing directors and directors as part of the 2020, 2019 and 2018 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by CSG in the market. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as Material Risk Takers (MRTs), Risk Manager MRTs or Senior Managers or equivalents under the EU or UK Capital Requirements Directive V related provisions. CCA granted to MRTs, Risk Manager MRTs and Senior Managers vest on the fifth and seventh anniversaries of the grant date, respectively. CCA awards will be expensed over the vesting period. CCA generally provide a conditional right to receive semi-annual cash payments of interest equivalents until settled, with rates being dependent upon the vesting period and currency of denomination. CCA granted in 2021, 2020 and 2019 that vest five or seven years from the date of grant are not eligible for semi-annual cash payments of interest equivalents. CCA granted to certain regulated employees that vest over three years are not eligible for semi-annual cash payments of interest equivalents. Below are description for interest equivalents on both, USD and CHF denominated CCAs, however not all entities are granted with both type of awards.

- CCA granted in 2021, 2020 and 2019 that are denominated in US dollars and vest three years from the date of grant receive interest equivalents at a rate of 3.60%, 4.08% and 4.76% respectively, per annum plus the daily compounded (spread exclusive) US dollar Secured Overnight Financing Rate (SOFR);
- CCA granted in 2021, 2020 and 2019 that are denominated in Swiss francs and vest three years from the date of grant receive interest equivalents at a rate of 3.06%, 3.36% and 3.80% respectively, per annum plus the daily compounded (spread exclusive) Swiss franc Swiss Average Rate Overnight (SARON); and
- The semi-annual interest equivalent cash payment calculation cycle up to February 2021, was based on the six-month US dollar London Interbank Offered Rate (LIBOR) for CCA denominated in US dollars and the six-month Swiss franc LIBOR for CCA denominated in Swiss francs.

The rates were set in line with market conditions at the time of grant and existing high-trigger and low-trigger contingent capital instruments that CSG has issued. For CCA granted in February 2021, employees who received compensation in Swiss francs received CCA denominated in Swiss francs and all other employees received CCA denominated in US dollars.

As CCA qualify as going concern loss-absorbing capital of CSG, the timing and form of distribution upon settlement is subject to approval by FINMA. At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. The fair value will be determined by CSG. In the case of a cash settlement, the CCA award will be converted into the local currency of each respective employee.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

17. Share-Based Compensation and Other Benefits

CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written down to zero and forfeited if any of the following trigger events were to occur:
- CSG's reported common equity tier 1 (CET1) ratio falls below 7%; or
- FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that CSG requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing.

Upfront Cash Awards

During 2021, 2020 and 2019, certain managing directors and directors of the Company were granted upfront cash awards (UCAs) a part of the cash component of their variable compensation. These awards are subject to repayment (clawback) by the employee in the event of voluntary resignation, termination for cause or in connection with other specified events or conditions within three years of the award grant. The amount subject to repayment is reduced in equal monthly installments during the three-year period following the grant date. The expense recognition will occur over the three-year vesting period subject to service conditions.

Other Cash Awards

Fixed Deferred Cash Allowance Awards were granted in 2019, 2020 and 2021 which will be expensed over a period of three years from the grant date.

Deferred cash retention awards were granted during 2021, 2020 and 2019. These awards are expensed over the applicable vesting period from the grant date.

18. Employee Benefit Plans

The Company provides retirement and post-retirement benefits to its U.S. and certain non-U.S. employees through participation in a defined benefit pension plan, a defined contribution savings and retirement plan and other plans. The Company records the liability for its defined benefit pension plan, defined contribution savings and retirement plan and other plans within other liabilities in the consolidated statement of financial condition.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the Qualified Plan) available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

CSG applies sponsor accounting for accounting and reporting for defined benefit pension plans. The Company and other CSG entities participate in and contribute to the same plan and the assets held by the plan are not restricted or segregated and can be used to provide benefits to employees of any of the

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

18. Employee Benefit Plans

participating CSG entities. The Company has been designated to be the sponsor of the plan and records all liabilities and expenses and allocates a portion of the expenses to affiliates for employees outside the Company.

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes. The Company made no special contributions to the Qualified Plan during the year ended December 31, 2021, and does not expect to contribute to the Qualified Plan during 2022.

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution. For the year ended December 31, 2021, the retirement contribution ranged from $3,000 to $10,000, determined based on an employee's base salary up to the IRS compensation limit, which was $290,000 in 2021. The Company made payments of $61 million to the defined contribution plan for the year ended December 31, 2021, and expects to pay a total of $64 million during 2022.

The Company also provides a non-contributory, non-qualified, unfunded plan (the Supplemental Plan), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation. The Company made payments of approximately $5 million to the Supplemental Plan and other post retirement plans during the year ended December 31, 2021, and expects to pay approximately $1 million to the Plan during 2022.

Other Post-Retirement Plans

The Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the Other Plans). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2021, the aggregate accumulated postretirement benefit obligation was $153 million. The Company made payments of $11 million to the Other Plans during the year ended December 31, 2021 and expects to pay a total of $11 million during 2022.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

18. Employee Benefit Plans

Amounts Recognized in the Consolidated Statement of Financial Condition

Amounts recognized in the consolidated statement of financial condition as of December 31, 2021 were as follows:

	Qualified		Supplemental and Other	
	(In millions)			
Accrued benefit asset/(liability)	$	40	$	(172)
Accumulated other comprehensive loss (1)		197		34

_____

(1) Represents pre-tax amounts recognized in accumulated other comprehensive loss within the consolidated statement of financial condition.

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is December 31, 2021:

	Qualified		Supplemental and Other	
Change in Benefit Obligation	(In millions)			
Projected benefit obligation as of beginning of period	$	1,126	$	202
Interest cost		20		3
Settlements		(92)		(4)
Actuarial (gain)/loss		(64)		(17)
Benefits paid		(31)		(12)
Projected benefit obligation as of end of period	$	959	$	172
Change in Plan Assets				
Fair value of assets as of the beginning of period	$	1,114	$	—
Actual return on plan assets		8		—
Settlements		(92)		(4)
Company contributions		—		16
Benefits paid		(31)		(12)
Fair value of assets as of the end of period	$	999	$	—

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

18. **Employee Benefit Plans**

The remeasurement gains on the Qualified Plan recorded as of December 31, 2021 consisted of gains on the benefit obligation of $64 million due to changes in financial and demographic assumptions, primarily the discount rate, which were partly offset by losses on the asset portfolio of $25 million. The settlements on the Qualified Plan mainly consisted of a partial sale of pension obligations that have been sold to a third party insurer and regular lump sum payments out of the plan.

Assumptions Used in Determining Costs and Obligations

The following table presents the assumptions used in determining the net periodic benefit costs for the Qualified Plan, the Supplemental Plan and the Other Plans for the year ended December 31, 2021:

	Qualified Plan	Supplemental Plan and Other Plans
For the year ended December 31, 2021		
Discount rate	1.83 %	1.70 %
Rate of compensation increase	2.20 %	— %
Expected rate of return	3.50 %	N/A

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

18. Employee Benefit Plans

The assumptions used in determining the projected benefit obligation for the Qualified Plan and Supplemental Plan and the projected health-care postretirement benefit obligation for the Other Plans as of December 31, 2021 were:

	Qualified Plan	Supplemental Plan and Other Plans
Projected benefit obligation		
Discount rate (1)	2.90 %	2.84 %
Rate of compensation increase	2.20 %	— %

_____

(1)   Discount rate on the projected health-care postretirement benefit obligation for the Other Plans included in Supplemental and Other is 2.55%

The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due. For discounting expected future cash flows when valuing PBO, the Company uses the "spot rate approach" where individual spot rates on the yield curve are applied to each year's future cash flows in measuring the plan's benefit obligation, and future service cost and interest costs. The assumption pertaining to salary increases is used to calculate the PBO, which is measured using an assumption as to future compensation levels.

The expected long-term rate of return on plan assets, which is used to calculate the expected return on assets as a component of the net periodic pension cost, reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration should be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

The expected long-term rate of return on plan assets is based on total return forecasts, and volatility and correlation estimates. Where possible, similar or related approaches are followed to forecast returns for the various asset classes. For most asset classes clearly specified multi-linear regression models to forecast returns are used, while reliance is put on traditional models in the cases of equities such as dividend discount models and fair value models.

To estimate the expected long-term rate of return on equities a two-stage dividend discount model is applied, which considers analyst consensus earnings to compute a market-implied equity risk premium. Dividends are estimated using market consensus earnings and the historical payout ratio. A subsequent scenario analysis is used to stress test the level of the return.

The expected long-term rate of return on fixed income reflects both accruing interest and price returns. The likely long-term relationship between the total return and certain exogenous variables pre-defined by economic theory are explicitly used, which allows to directly link the fixed income total return forecasts to the macro-forecasts.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

18. Employee Benefit Plans

The estimate regarding the long-term rate of return on real estate is based on error correction models. The underlying economic models respect both the rental and the capital market side of the direct real estate market. This allows for a replicable and robust forecasting methodology for expected returns on real estate equity, fund and direct market indices.

In determining the accumulated postretirement health-care benefit obligation and the net periodic postretirement costs for 2021, the Company assumed the following:

	Pre-65 Retirees	Post-65 Retirees	Medicare Part D
Obligation - Assumed Health-Care Trend Rates at December 31, 2021			
Initial health-care trend rate	6.50 %	4.25 %	N/A
Ultimate health-care trend rate	4.50 %	4.25 %	N/A
Ultimate trend expected to be achieved	2030	2030	2030
Cost - Assumed Health-Care Trend Rates for the year ended December 31, 2021			
Initial health-care trend rate	7.00 %	4.25 %	N/A
Ultimate health-care trend rate	5.00 %	4.25 %	N/A
Ultimate trend expected to be achieved	2025	2025	2025

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations by creating a diversified investment portfolio, while managing various risk factors and maximizing the Qualified Plan's investment returns through use of related party and external fund managers and clearly defined strategies. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 9% in equities; 82.5% in fixed income securities, 5% in alternative investments, 2.5% in real estate and 1% in cash.

The following table presents the percentage of the fair value of the Qualified Plan assets as of December 31, 2021 by type of asset:

December 31, 2021	Qualified Plan
Asset Allocation:	
Equity securities	11.1 %
Fixed income securities	85.3 %
Cash	3.6 %
Total	100 %

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

18. Employee Benefit Plans

Fair Value of Qualified Plan Assets

The fair values of certain of the Qualified Plan's investments are based on quoted prices in active markets or observable inputs. These instruments include fixed income securities, cash and cash equivalents and equities.

In addition, the Qualified Plan holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is generally determined based on assumptions that market participants would use in pricing the investments (including assumptions about risk). These instruments include investments in fixed income securities, equity, real estate, and alternative investments.

Deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Qualified Plan's net assets and changes in net assets.

Qualified Plan Assets Measured at Fair Value

December 31, 2021	Level 1	Level 2	Level 3	NAV	Total at fair value
Assets		(In millions)			
Cash and cash equivalents	—	36	—	—	36
Equity	—	48	—	63	111
Fixed income securities	—	377	—	475	852
Total Qualified Plan assets at fair value	$ —	$ 461	$ —	$ 538	$ 999

Qualitative Disclosures of Valuation Techniques

Alternative investments that are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV as a practical expedient.

Cash and cash equivalents include commingled funds for which fair value is determined based on inputs other than level 1 quoted prices.

Equities include shares of separately managed funds. The equity securities are based on quoted prices or other inputs that are observable directly or indirectly. Shares of managed funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

18. Employee Benefit Plans

Fixed income securities include investments in separately managed funds and based on quoted prices that are observable directly or indirectly. Shares of managed funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Real estate includes indirect real estate, i.e. investments in real estate trusts. These investments, which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified Plan, Supplemental Plan and Other Plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2022	58	13
2023	57	12
2024	58	14
2025	56	12
2026	54	13
Years 2027-2031	269	44

19. Income Taxes

The Company is included in the consolidated federal and certain state and local income tax (SALT) returns filed by CS Holdings. CS Holdings allocates federal income tax and SALT to its subsidiaries on a modified separate company basis, pursuant to a tax sharing arrangement.

As of December 31, 2021, there was $40 million of unrecognized tax benefit recorded. There was an increase of $12 million in the Company's unrecognized tax benefit during the year ended December 31, 2021. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $40 million.

The Company is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within the next twelve months. The Company is currently subject to examination by the Internal Revenue Service for the tax years 2010 and forward, New York State for the tax years 2012 and forward, and New York City for the tax years 2009 and forward. The Company does not anticipate any material changes to its financial statements due to audit settlements.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

19. Income Taxes

Deferred tax assets and deferred tax liabilities are generated by the following temporary differences:

	(In millions)
Deferred tax assets:	
Financial instruments	$ 32
Other liabilities and accrued expenses	569
Compensation and benefits	300
Pension	42
Total deferred tax assets	943
Deferred tax liabilities:	
Financial instruments	1
Pension	10
Other liabilities and accrued expenses	186
Total deferred tax liabilities	197
Net deferred tax asset	$ 746

As of December 31, 2021, the net federal and SALT deferred tax asset of $746 million is included in deferred tax assets in the consolidated statement of financial position.

The net federal and state and local taxes receivable as of December 31, 2021 was $7 million. As of December 31, 2021, the net federal and SALT receivable of $7 million is included in other assets on the statement of financial condition.

Based on anticipated future taxable income, the Company has not recorded a valuation allowance for the remaining net Federal deferred tax assets on timing items of $612 million, or its net SALT tax assets of $134 million, as management believes that the net federal, state and local deferred tax assets as of December 31, 2021 are more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the net federal, state and local deferred tax asset considered realizable could be reduced.

Effective January 1, 2018, U.S. tax reform introduced the base erosion and anti-abuse tax (BEAT). The BEAT is broadly levied on U.S. tax deductions created by base erosion payments by a U.S. taxpayer, e.g., for interest and services, to its non-U.S. affiliated companies. The BEAT is payable to the extent that the tax calculation based on modified taxable income exceeds the tax based on ordinary federal taxable income with adjustments. After analysis of the final BEAT regulations issued by the U.S. Department of Treasury in December 2019, management concluded that CS Holdings was not subject to the BEAT for the 2019, 2020 and 2021 tax years. However, CS Holdings has booked a reserve for an uncertain tax position for the BEAT liability for 2018, 2019 and 2021 tax years, and CS Holdings allocated the uncertain tax liability for BEAT to its subsidiaries based on the subsidiary's relative contribution of base erosion payments to the BEAT. As such, the Company was allocated $2.7 million for 2018, $0.9 million for 2019, and $17.6 million for 2021 of uncertain tax position related to the BEAT liability.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

20. Legal Proceedings

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Company accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Company also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Company accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Company reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management's judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Company's legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Company's defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.

Most matters pending against the Company seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Company's reasonably possible losses. For certain of the proceedings discussed below the Company has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.

The Company's aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Company does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Company's estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for which the Company believes an estimate is possible is zero to $927 million.

After taking into account its litigation provisions, the Company believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Company of resolving such proceedings may exceed current litigation provisions and any excess

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

20. Legal Proceedings

may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Mortgage-Related Matters. Various financial institutions, including the Company and certain of its affiliates, have received requests for information from, and/or have been defending civil actions by, certain regulators and/or government entities, including the US Department of Justice (DOJ) and other members of the Residential Mortgage-Backed Securities (RMBS) Working Group of the US Financial Fraud Enforcement Task Force, regarding the origination, purchase, securitization, servicing and trading of subprime and non-subprime residential and commercial mortgages and related issues. The Company and its affiliates are cooperating with such requests for information.

As previously disclosed, on January 18, 2017, the Company and its current and former US subsidiaries and US affiliates reached a settlement with the DOJ related to its legacy RMBS business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to certain of those Credit Suisse entities' packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. Pursuant to the terms of the settlement a civil monetary penalty was paid to the DOJ in January 2017. The settlement also required the above-mentioned entities to provide certain levels of consumer relief measures, including affordable housing payments and loan forgiveness and the DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. Credit Suisse currently anticipates that it will take much longer than the five-year period provided in the settlement to satisfy in full its obligations in respect of these consumer relief measures and that it may only complete them by 2026 or later, subject to market conditions and the Group's risk appetite. In light of Credit Suisse's current plans as to how it will satisfy these obligations, Credit Suisse expects to incur additional costs beyond those previously anticipated in relation to satisfying those obligations. The amount of consumer relief Credit Suisse must provide also will increase after 2021 pursuant to the original settlement by 5% per annum of the outstanding amount due until these obligations are settled. The monitor publishes reports periodically on these consumer relief matters.

On December 18, 2013, the New Jersey Attorney General (NJAG), on behalf of the State of New Jersey, filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County (SCNJ), against the Company and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The original complaint, which referenced 13 RMBS issued, sponsored, deposited and underwritten by the Company and its affiliates in 2006 and 2007, alleges that the Company and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, and seeks an unspecified amount of damages. On August 21, 2014, the SCNJ dismissed without prejudice the action brought against the Company and its affiliates by the NJAG. On September 4, 2014, the NJAG filed an amended complaint against the Company and its affiliates, asserting additional allegations but not expanding the number of claims or RMBS referenced in the original complaint. On August 21, 2019, the NJAG filed a motion for partial summary judgment. On November 18, 2019, the Company and its affiliates filed a cross-motion for partial summary judgment. On June 17, 2021, the SCNJ entered orders granting the motion for partial summary judgment filed by the NJAG and denying the cross-motion for partial summary judgment filed by the Company and its affiliates. On September 8, 2021, the SCNJ scheduled trial in the action to begin in September 2022.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

20. Legal Proceedings

The Company and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases include or have included class action lawsuits, actions by individual investors in RMBS, actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS, and repurchase actions by RMBS trusts, trustees and/or investors. Although the allegations vary by lawsuit, plaintiffs in the class actions and individual investor actions generally allege that the offering documents of securities issued by various RMBS securitization trusts contained material misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans were issued; monoline insurers generally allege that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization and that they were fraudulently induced to enter into the transactions; and repurchase action plaintiffs generally allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance. Further, unless otherwise stated, amounts attributable to an "operative pleading" for the individual investor actions are not altered for settlements, dismissals or other occurrences, if any, that may have caused the amounts to change subsequent to the operative pleading. In addition to the mortgage-related actions discussed below, a number of other entities have threatened to assert claims against the Company and/or its affiliates in connection with various RMBS issuances.

Individual investor actions. The Company as an RMBS issuer, underwriter and/or other participant, along with other defendants, has been named as a defendant in: an action brought by the Federal Deposit Insurance Corporation (FDIC), as receiver for Colonial Bank, in the the US District Court for the Southern District of New York (SDNY), in which claims against the Company relate to approximately $92 million of the RMBS at issue (approximately 23% of the $394 million at issue against all defendants in the operative pleading). These actions are at an intermediate procedural stage.

The Company and certain of its affiliates are the only defendants named in an action brought by IKB Deutsche Industriebank AG and affiliated entities in the Supreme Court for the State of New York, New York County (SCNY), in which claims against the Company and its affiliates relate to approximately $97 million of RMBS at issue; this action is at an intermediate procedural stage.

On March 9, 2022, in an action brought by the FDIC, as receiver for Citizens National Bank and Strategic Capital Bank, in the SDNY, in which claims related to approximately $28 million of RMBS at issue, the parties executed an agreement to settle and dismiss all claims against the Company and its affiliates.

Monoline insurer disputes. The Company and certain of its affiliates were defendants in one monoline insurer action in the SCNY, commenced by MBIA Insurance Corp. (MBIA) as guarantor for payments of principal and interest related to approximately $770 million of RMBS issued in an offering sponsored by the Credit Suisse defendants. One theory of liability advanced by MBIA was that an affiliate of the Company must repurchase certain mortgage loans from the trusts at issue. MBIA claimed that the vast majority of the underlying mortgage loans breach certain representations and warranties, and that the affiliate has failed to repurchase the allegedly defective loans. MBIA submitted repurchase demands for loans with an original principal balance of approximately $549 million. On August 2, 2019, the SCNY concluded a two-week bench

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

20. Legal Proceedings

trial. On November 30, 2020, the SCNY issued a post-trial order determining liability, and on January 25, 2021 entered an order setting damages in the amount of $604 million. On February 11, 2021, following a settlement in the amount of $600 million, for which Credit Suisse was fully reserved, the SCNY dismissed with prejudice all claims against the Company and its affiliates.

Repurchase litigations. DLJ Mortgage Capital, Inc. (DLJ) is a defendant in: (i) one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than $374 million, increased from not less than $341 million, in an amended complaint filed on August 19, 2019, which action is proceeding in the SCNY following the resolution of a previously pending appeal; on January 13, 2020, DLJ filed a motion to dismiss; (ii) one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than $436 million; (iii) one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than $420 million; on December 27, 2018, the SCNY denied DLJ's motion for partial summary judgment in this action, and the Appellate Division First Department of the SCNY (First Department) affirmed the SCNY's summary judgment order on October 10, 2019; on January 30, 2020, DLJ obtained leave to further appeal to the New York State Court of Appeals; on May 6, 2021, following oral argument, the New York State Court of Appeals ordered re-argument of the appeal, which took place on February 8, 2022; on June 1, 2021, the SCNY postponed the commencement of the trial that had been scheduled to begin on October 11, 2021 until May 31, 2022; the commencement of the trial remains subject to the final resolution of DLJ's summary judgment appeal; (iv) one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than $495 million; and (v) one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. These actions are brought in the SCNY and are at various procedural stages. DLJ is also a defendant in one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleges damages of not less than $206 million. On March 5, 2022, the parties executed an agreement to settle this action. The settlement remains subject to approval through a trust instruction proceeding to be brought in Minnesota state court by the trustee of the plaintiff trust. DLJ and its affiliate, Select Portfolio Servicing, Inc. (SPS), are defendants in two actions that have been consolidated for certain procedural purposes, including trial, in the SCNY: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than $730 million, and allege that SPS obstructed the investigation into the full extent of the defects in the mortgage pools by refusing to afford the trustee reasonable access to certain origination files; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than $500 million, and alleges that SPS likely discovered DLJ's alleged breaches of representations and warranties but did not notify the trustee of such breaches, in alleged violation of its contractual obligations. On January 10, 2019, the SCNY denied DLJ's motion for partial summary judgment in these actions, and the First Department affirmed the SCNY's summary judgment order on September 17, 2019. On December 12, 2019, DLJ obtained leave to further appeal to the New York State Court of Appeals. On April 19, 2021, the parties executed an agreement to settle both actions for the aggregate amount of $500 million, for which Credit Suisse was fully reserved. The settlement remains subject to approval through a trust instruction proceeding to be brought in Minnesota state court by the trustee of the plaintiff trusts. Pursuant to the settlement, on April 23, 2021, DLJ's appeal to the New York State Court of Appeals from the denial of its partial summary judgment motion in these actions was withdrawn. On June 4, 2021, the SCNY vacated the trial in these actions that had been scheduled to begin on January 10, 2022.

As disclosed in CSG's fourth quarter Financial Report of 2013, the following repurchase actions were dismissed with prejudice in 2013: the three consolidated actions brought by Home Equity Asset

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

20. Legal Proceedings

Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 against DLJ. Those dismissals were upheld by the New York State Court of Appeals on February 19, 2019. On July 8, 2019, the notice of appeal plaintiffs filed before the First Department from the SCNY's April 2017 denial of plaintiffs' request that its 2013 dismissal decision be modified to allow plaintiffs to assert new claims not previously included in plaintiffs' consolidated complaint was deemed dismissed when plaintiffs declined to further pursue their appeal by a court-ordered deadline. On August 15, 2019, the trustees for Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 commenced a new repurchase action against DLJ in the SCNY, in which plaintiffs alleged damages of not less than $936 million, asserting substantially similar claims against DLJ as those alleged in the three consolidated repurchase actions that were dismissed with prejudice in 2013. On September 20, 2019, DLJ filed a motion to dismiss and on November 25, 2019, the SCNY entered an order dismissing this new action with prejudice. On December 20, 2019, the plaintiffs filed a notice of appeal to the First Department.

Bank loan litigation. The Company and certain of its affiliates are the subject of certain litigation relating to certain real estate developments including Yellowstone Club and Lake Las Vegas as well as other similar real estate developments. Credit Suisse defendants in these matters arranged, and acted as the agent bank for, syndicated loans provided to borrowers affiliated with such real estate developments, and who have since gone through bankruptcy or foreclosure. Such litigation includes two cases brought in Texas and New York state courts by entities related to Highland Capital Management LP (Highland). In the case in Texas state court, a jury trial was held in December 2014 on Highland's claim for fraudulent inducement by affirmative misrepresentation and omission. A verdict was issued for the plaintiff on its claim for fraudulent inducement by affirmative misrepresentation, but the jury rejected its claim that the Company and an affiliate had committed fraudulent inducement by omission. The Texas judge held a bench trial on Highland's remaining claims in May and June 2015, and entered judgment in the amount of $287 million (including prejudgment interest) for the plaintiff on September 4, 2015. Both parties appealed and on February 21, 2018 the appeals court affirmed the lower court's decision. On July 18, 2018, the defendants filed a request for review by the Texas Supreme Court. On April 24, 2020, the Texas Supreme Court issued a ruling reversing a portion of the trial court's September 4, 2015 judgment related to the bench trial held in May and June 2015, thereby dismissing plaintiff's breach of contract, breach of the implied duty of good faith and fair dealing, aiding and abetting fraud, and civil conspiracy claims, including damages of approximately $212 million, exclusive of interest, but left standing the separate December 2014 jury verdict for plaintiff on its claims for fraudulent inducement by affirmative misrepresentation. On June 10, 2020, Highland filed a motion for rehearing in the Texas Supreme Court, which the court denied on October 2, 2020. The Texas Supreme Court subsequently remanded the case back to the trial court for further proceedings related to the calculation of damages and interest. On June 25, 2021, the trial court entered a new judgment, which awarded plaintiff a total of approximately $121 million. The Company and its affiliates filed a notice of appeal from the judgment on July 23, 2021.

In the case in New York state court, the court granted in part and denied in part the Company and certain of its affiliates' summary judgment motion. Both parties appealed that decision, but the appellate court affirmed the decision in full. The case is currently in discovery.

Rates-related matters. Regulatory authorities in a number of jurisdictions have for an extended period of time been conducting investigations into the setting of LIBOR and other reference rates with respect to a

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

20. Legal Proceedings

number of currencies, as well as the pricing of certain related derivatives. These ongoing investigations have included information requests from regulators regarding LIBOR-setting practices and reviews of the activities of various financial institutions, including the Group and the Company. The Group, which is a member of three LIBOR rate-setting panels (US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR), and the Company are cooperating fully with these investigations. In particular, it has been reported that regulators are investigating whether financial institutions engaged in an effort to manipulate LIBOR, either individually or in concert with other institutions, in order to improve market perception of these institutions' financial health and/or to increase the value of their proprietary trading positions. In response to regulatory inquiries, Credit Suisse commissioned a review of these issues. To date, Credit Suisse has seen no evidence to suggest that it is likely to have any material exposure in connection with these issues.

Regulatory authorities in a number of jurisdictions, including the South African Competition Commission have been conducting investigations into the trading activities, information sharing and the setting of benchmark rates in the foreign exchange (including electronic trading) markets. The reference rates investigations have also included information requests from regulators concerning commodities markets. The Group and the Company are cooperating fully with these investigations.

The investigations are ongoing and it is too soon to predict the final outcome of the investigations.

Beginning in 2011, the Company and certain other Credit Suisse entities were named in various putative class and individual lawsuits filed in the US, alleging banks on the US dollar LIBOR panel manipulated US dollar LIBOR to benefit their reputation and increase profits. All remaining matters have been consolidated for pre-trial purposes into a multi-district litigation in the SDNY. The majority of the actions have been stayed since their outset, while a handful of individual actions and putative class actions have been proceeding.

In a series of rulings between 2013 and 2019 on motions to dismiss, the SDNY (i) narrowed the claims against the Credit Suisse entities and the other defendants (dismissing antitrust, Racketeer Influenced and Corrupt Organizations Act (RICO), Commodity Exchange Act, and state law claims), (ii) narrowed the set of plaintiffs who may bring claims, and (iii) narrowed the set of defendants in the LIBOR actions (including the dismissal of several Credit Suisse entities from various cases on personal jurisdiction and statute of limitation grounds). In 2017, a number of putative class and individual plaintiffs appealed the dismissal of plaintiffs' antitrust claims to the United States Court of Appeals for the Second Circuit (Second Circuit). On December 30, 2021, the Second Circuit affirmed in part and reversed in part the district court's decision and remanded the case to district court. On September 21, 2021, in the non-stayed putative class action brought in the multi-district litigation in the SDNY by holders of bonds tied to LIBOR the parties entered into an agreement to settle all claims. [The settlement remains subject to court approval.]

On June 23, 2020, the plaintiffs in the non-stayed putative class action brought on behalf of those who lent at rates tied to LIBOR appealed the dismissal of their claims to the Second Circuit, challenging the district court's personal jurisdiction and statute of limitations rulings. On November 17, 2021, the parties entered into an agreement to settle all claims. The settlement remains subject to court approval.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

20. Legal Proceedings

Separately, on May 4, 2017, the plaintiffs in three non-stayed putative class actions moved for class certification. On February 28, 2018, the SDNY denied certification in two of the actions and granted certification over a single antitrust claim in an action brought by over-the-counter purchasers of LIBOR-linked derivatives. In the same decision, the court dismissed Credit Suisse AG, the only remaining Credit Suisse entity in the action, from the over-the-counter action. All parties moved for immediate appellate review of the class-certification decisions, and the Second Circuit denied their petitions for review.

In January 2019, members of the US dollar Intercontinental Exchange (ICE) LIBOR panel and the Company and certain of its affiliates, were named in three civil putative class action lawsuits alleging that panel banks suppressed US dollar ICE LIBOR to benefit defendants' trading positions. These actions have been consolidated in the SDNY. On July 1, 2019, plaintiffs filed a consolidated complaint. On August 30, 2019, defendants filed a motion to dismiss. On March 26, 2020, the SDNY granted defendants' motion to dismiss. On April 24, 2020, plaintiffs filed a notice of appeal. On February 14, 2022, the Second Circuit dismissed the appeal.

On August 18, 2020, members of the ICE LIBOR panel and the Company and certain of its affiliates, were named in a civil action in the US District Court for the Northern District of California, alleging that panel banks manipulated ICE LIBOR to profit from variable interest loans and credit cards. On November 10, 2020, plaintiffs filed a motion for preliminary and permanent injunction that seeks to enjoin the panel banks from continuing to set LIBOR or that would automatically set the benchmark to zero every day. The motion was denied on December 23, 2021. On November 11, 2020, defendants filed a motion to transfer the case to the SDNY. On June 3, 2021, the court denied defendants' motion to transfer the case to the SDNY. On September 30, 2021, defendants filed motions to dismiss.

The Company and certain of its affiliates as well as other financial institutions are named in a number of pending civil lawsuits in the SDNY relating to the alleged manipulation of foreign exchange rates.

The first pending matter is a putative consolidated class action that names the Company and affiliates. On January 28, 2015, the SDNY denied defendants' motion to dismiss the original consolidated complaint brought by US-based investors and foreign plaintiffs who transacted in the US, but granted their motion to dismiss the claims of foreign-based investors for transactions outside of the US. In July 2015, plaintiffs filed a second consolidated amended complaint, adding additional defendants and asserting additional claims on behalf of a second putative class of exchange investors. On September 20, 2016, the SDNY granted in part and denied in part a motion to dismiss filed by the Company and affiliates, along with other financial institutions, which reduced the size of the putative class, but allowed the primary antitrust and Commodity Exchange Act claims to survive. On May 31, 2018, plaintiffs served a motion for class certification, which the Company and affiliates opposed on October 25, 2018. On September 3, 2019, the SDNY denied plaintiffs' motion for certification of a Rule 23(b)(3) damages class, ruling that proof of both injury and damages must proceed on an individual basis, but granted certification as to two threshold issues concerning the alleged conspiracy. The SDNY also denied plaintiffs' motion for certification of a second proposed class in its entirety. On January 29, 2021, the Company and affiliates moved for summary judgment. On March 5, 2021, plaintiffs moved for summary judgment. On February 1, 2022, the SDNY denied the parties' cross-motions for summary judgment.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

20. Legal Proceedings

The second matter names the Company and affiliates in a putative class action filed in the SDNY on July 12, 2017, alleging improper practices in connection with electronic foreign exchange trading. On April 12, 2018, the SDNY granted defendants' motion to compel arbitration. On August 6, 2021, plaintiffs voluntarily dismissed the lawsuit.

The third pending matter originally named the Company and affiliates, as well as other financial institutions, in a civil action filed in the SDNY on November 13, 2018. This action is based on the same alleged conduct as the consolidated class action. On March 1, 2019, plaintiffs filed an amended complaint. On April 1, 2019, defendants filed motions to dismiss. On April 23, 2019, plaintiffs sought leave to file a second amended complaint in lieu of responding to defendants' motions. On April 26, 2019, the SDNY ordered plaintiffs to file their second amended complaint subject to defendants' right to oppose the amendment and to renew their motions to dismiss, and on June 11, 2019, plaintiffs filed a second amended complaint. On June 28, 2019, plaintiffs voluntarily dismissed Credit Suisse Group AG. On July 25, 2019, defendants filed motions to dismiss the second amended complaint. On September 6, 2019, plaintiffs voluntarily dismissed Credit Suisse International (CSI). The claims against the Company and Credit Suisse AG remain pending. On May 28, 2020, the court granted in part and denied in part defendants' motion to dismiss the second amended complaint. On July 28, 2020, plaintiffs filed a third amended complaint.

The Company and certain of its affiliates, together with other financial institutions, have also been named in two Canadian putative class actions proceeding in Ontario and Quebec, which make allegations similar to the consolidated class action. On April 14, 2020, in the matter proceeding in Ontario, the court granted in part and denied in part plaintiffs' motion for class certification, certifying a class comprising all persons in Canada who, between 2003 and 2013, entered into an FX instrument transaction with a defendant or through an intermediary. The courts in Ontario and Quebec entered orders on September 23, 2021 and October 20, 2021, respectively, granting final approval to Credit Suisse's settlement agreement with the plaintiffs for CAD 5.56 million.

The Company, along with over 20 other primary dealers of US treasury securities, has been named in a number of putative civil class action complaints in the US relating to the US treasury markets. These complaints generally allege that defendants colluded to manipulate US treasury auctions, as well as the pricing of US treasury securities in the when-issued market, with impacts upon related futures and options. These actions have been consolidated into a multi-district litigation in the SDNY. On August 23, 2017, the SDNY appointed lead counsel, and on August 25, 2017, three purported class representatives re-filed their complaints as a collective individual action. On November 15, 2017, plaintiffs filed a consolidated amended class action complaint naming the Company, Credit Suisse Group AG, and CSI, along with a narrower group of other defendants. The consolidated complaint contains previously-asserted allegations as well as new allegations concerning a group boycott to prevent the emergence of anonymous, all-to-all trading in the secondary market for treasury securities. On February 23, 2018, defendants served motions to dismiss on plaintiffs and the SDNY entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies. On March 26, 2018, the SDNY entered a stipulation voluntarily dismissing CSI for lack of personal jurisdiction. On March 31, 2021, the SDNY granted defendants' motions to dismiss. On May 14, 2021, plaintiffs filed an amended complaint against the Company, CSI and other defendants. On July 20, 2021, the SDNY entered a stipulation voluntarily dismissing CSI. On August 4, 2021, defendants filed a motion to dismiss.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

20. Legal Proceedings

The Company and certain of its affiliates, along with other financial institutions and individuals, have been named in several putative class action complaints filed in the SDNY relating to SSA bonds. The complaints generally allege that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market. These actions have been consolidated in the SDNY. On April 7, 2017, plaintiffs filed a consolidated class action complaint. Plaintiffs filed a consolidated amended class action complaint on November 3, 2017, which defendants moved to dismiss on December 12, 2017. On August 24, 2018, the SDNY granted defendants' motion to dismiss for failure to state a claim, but granted plaintiffs leave to amend. On November 6, 2018, plaintiffs filed a second consolidated amended class action complaint, which defendants moved to dismiss on December 21, 2018. On September 30, 2019, the SDNY granted the motion to dismiss for lack of personal jurisdiction and improper venue made by Credit Suisse and certain other defendants and subsequently indicated that it would further address the motion to dismiss for failure to state a claim made by the Company and certain other defendants. On March 18, 2020, the SDNY issued an additional opinion granting the motion to dismiss for failure to state a claim. On June 1, 2020, plaintiffs filed a notice of appeal. On July 19, 2021, the Second Circuit affirmed the SDNY's September 30, 2019 and March 18, 2020 decisions granting defendants' motions to dismiss. On August 2, 2021, the plaintiffs filed a petition for rehearing en banc and panel rehearing, which the Second Circuit denied on September 2, 2021.

Separately, on February 7, 2019, the Company and certain of its affiliates, together with other financial institutions and individuals, were named in a putative class action filed in the SDNY, which makes allegations similar to the consolidated class action, but seeks to represent a putative class of indirect purchasers of US dollar SSA bonds where the purchase was made in or connected to New York. On June 25, 2020, plaintiff voluntarily dismissed the lawsuit.

The Company and certain of its affiliates, together with other financial institutions, have also been named in two Canadian putative class actions, which make allegations similar to the consolidated class action.

Since February 22, 2019, the Company and Credit Suisse AG, together with other financial institutions, have been named in multiple putative class action complaints filed in the SDNY, alleging a conspiracy among the financial institutions to fix prices for unsecured bonds issued by Freddie Mac, Fannie Mae, the Federal Home Loan Banks and the Federal Farm Credit Banks.

On April 3, 2019, the SDNY consolidated the putative class action complaints. On May 23, 2019, class plaintiffs in the consolidated putative class action filed a consolidated amended complaint that removed Credit Suisse AG as a defendant. On June 13, 2019, defendants filed a motion to dismiss. On July 12, 2019, plaintiffs filed a second consolidated amended complaint. On August 29, 2019, the SDNY granted defendants' motion to dismiss, but granted plaintiffs leave to amend. On September 10, 2019, plaintiffs filed a third consolidated amended complaint. On September 17, 2019, defendants filed a motion to dismiss certain aspects of the complaint, which was denied on October 15, 2019. On December 6, 2019, the parties reached an agreement in principle to settle the putative class action in its entirety. Class plaintiffs filed a motion seeking preliminary approval of the global settlement on December 16, 2019, and the SDNY issued an order preliminarily approving the global settlement on February 3, 2020. On June 16, 2020, the court issued an order granting final approval to all settlements, including the global settlement to which the Company is a party.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

20. Legal Proceedings

The Company and an affiliate, along with other financial institutions, have been named in two civil actions in the US District Court for the Middle District of Louisiana, alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities: one action brought by the Louisiana Attorney General on behalf of the State of Louisiana on September 23, 2019, and one action brought by the City of Baton Rouge on October 21, 2019. On July 13, 2020, in the civil action filed on September 23, 2019, plaintiff filed an amended complaint. On July 24, 2020, the Company and an affiliate filed an answer.

On April 1, 2020, the Company and an affiliate, along with other financial institutions, were named in a civil action in the US District Court for the Eastern District of Louisiana, alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities. On June 26, 2020, the Company and certain other defendants filed a partial motion to dismiss state law claims brought under the Louisiana Unfair Trade Practices Act. On July 17, 2020, the plaintiff filed a first amended complaint in response to the partial motion to dismiss. On July 31, 2020, the Company and certain other defendants filed a partial motion to dismiss plaintiff's first amended complaint alleging state law claims brought under the Louisiana Unfair Trade Practices Act. On December 31, 2020, the court transferred the action to the US District Court for the Middle District of Louisiana for consolidation with the two earlier-filed Louisiana cases.

On September 21, 2020, the Company and an affiliate, along with other financial institutions, were named in a civil action brought by the City of New Orleans, the New Orleans Municipal Employees Retirement System and the New Orleans Aviation Board in the US District Court for the Eastern District of Louisiana, which also alleges a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities. On February 17, 2021, the court dismissed without prejudice the claims against Credit Suisse AG for lack of service. The claim against the affiliate remains pending. On March 8, 2021, the court transferred the action to the US District Court for the Middle District of Louisiana for consolidation with the three earlier-filed Louisiana cases.

In April 2021, in the four civil actions brought in Louisiana federal court, the parties entered into an agreement to settle all claims. On June 9, 2021, plaintiffs voluntarily dismissed each action.

On June 30, 2021, the Company and affiliates, along with other banks and entities, were named in a putative class action complaint filed in the US District Court for the District of New Mexico alleging manipulation of credit default swap final auction prices. On November 15, 2021, defendants filed motions to dismiss. On February 4, 2022, in lieu of responding to defendants' motion to dismiss, plaintiffs voluntarily dismissed their claims against Credit Suisse Group and certain non-Credit Suisse entities and filed an amended complaint naming the Company and affiliates, along with other banks and entities.

OTC trading cases. The Company and affiliates, along with other financial institutions, have been named in one consolidated putative civil class action complaint and one consolidated complaint filed by individual plaintiffs relating to interest rate swaps, alleging that dealer defendants conspired with trading platforms to prevent the development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange LLC, a swap execution facility, and affiliates, and Javelin Capital Markets LLC, a swap

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

20. Legal Proceedings

execution facility, and an affiliate, which claim to have suffered lost profits as a result of defendants' alleged conspiracy. All interest rate swap actions have been consolidated in a multi-district litigation in the SDNY.

Both class and individual plaintiffs filed second amended consolidated complaints on December 9, 2016, which defendants moved to dismiss on January 20, 2017. On July 28, 2017, the SDNY granted in part and denied in part defendants' motions to dismiss. On May 30, 2018, class plaintiffs filed a third amended consolidated class action complaint.

On June 14, 2018, a new direct action complaint was filed by swap execution facility trueEX LLC. On June 20, 2018, the trueEX LLC complaint was added to the existing multi-district litigation. On August 9, 2018, trueEX LLC filed an amended complaint against the Company and affiliates, along with other financial institutions, which defendants moved to dismiss on August 28, 2018. On November 20, 2018, the SDNY issued an order granting in part and denying in part defendants' motion to dismiss the trueEX LLC amended complaint.

On February 20, 2019, class plaintiffs in the consolidated multi-district litigation filed a motion for class certification. On March 20, 2019, class plaintiffs filed a fourth amended consolidated class action complaint. On June 18, 2019, defendants filed their opposition to plaintiffs' motion for class certification. On January 21, 2022, the parties entered into an agreement to settle all claims. The settlement remains subject to court approval.

On June 8, 2017, the Company and affiliates, along with other financial institutions, were named in a civil action filed in the SDNY by Tera Group, Inc. and related entities (Tera), alleging violations of antitrust law in connection with the allegation that credit default swap (CDS) dealers conspired to block Tera's electronic CDS trading platform from successfully entering the market. On September 11, 2017, defendants filed a motion to dismiss. On July 30, 2019, the SDNY granted in part and denied in part defendants' motion to dismiss. On January 30, 2020, plaintiffs filed an amended complaint. On April 3, 2020, defendants filed a motion to dismiss.

The Company and affiliates, as well as other financial institutions, were originally named in a number of civil lawsuits in the SDNY, certain of which are brought by class action plaintiffs alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market, and certain of which are brought by trading platforms that sought to enter the market alleging that the defendants collectively boycotted the platforms. The SDNY denied defendants' motions to dismiss in the putative class action. On February 22, 2021, plaintiffs filed a motion for class certification in the putative class action. On June 29, 2021, defendants filed their opposition to plaintiffs' motion for class certification. On October 5, 2021, plaintiffs filed their reply to defendants' opposition to their motion for class certification. In each of the lawsuits, the court entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies, although certain affiliates remain part of the ongoing action. On January 20, 2022, the parties entered into an agreement to settle all claims. The settlement remains subject to court approval.

On August 6, 2019, in one of the civil actions filed in the SDNY by a purported successor in interest to a trading platform for stock loans that sought to enter the market, the SDNY granted defendants' motion

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

20. Legal Proceedings

to dismiss and entered judgment in favor of the defendants. On September 3, 2019, plaintiff filed a motion to amend the judgment to permit plaintiff to file an amended complaint or, in the alternative, to dismiss certain claims without prejudice. On September 10, 2019, the SDNY denied in part plaintiff's motion to amend the judgment but ordered additional briefing on whether certain claims should be dismissed without prejudice. On January 6, 2020, the SDNY denied plaintiff's motion to amend the judgment.

On October 1, 2021, in a consolidated civil litigation brought in the SDNY by entities that developed a trading platform for stock loans that sought to enter the market, alleging that the defendants collectively boycotted the platform, the court granted defendants' motion to dismiss. On October 25, 2021, plaintiffs filed a notice of appeal.

On April 21, 2020, the Company and other financial institutions were named in a putative class action complaint filed in the SDNY, alleging a conspiracy among the financial institutions to boycott electronic trading platforms and fix prices in the secondary market for odd-lot corporate bonds. On July 14, 2020, plaintiff filed an amended complaint. On September 10, 2020, defendants filed a motion to dismiss. On October 25, 2021, the SDNY granted defendants' motion to dismiss. On November 23, 2021, plaintiffs filed a notice of appeal to the Second Circuit.

Israel Desk matters. Credit Suisse has received governmental and regulatory inquiries concerning cross-border services provided by Credit Suisse's Switzerland-based Israel Desk. Credit Suisse is conducting a review of these issues and has been cooperating with the authorities.

ETN-related litigation. On February 4, 2019, the Company and certain affiliates and executives, along with Janus Index & Calculation Services LLC and affiliates, were named in an individual action filed in the EDNY by a purchaser of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs), which asserts claims for violations of Sections 9(a)(4), 9(f), 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder and Sections 11 and 15 of the US Securities Act of 1933 and alleges that the defendants are responsible for plaintiff's losses following a decline in the value of XIV ETNs on February 5, 2018.

On March 29, 2019, plaintiff voluntarily dismissed its action and filed a substantially similar complaint in the SDNY. On May 16, 2019, defendants filed a motion to dismiss. On January 2, 2020, the SDNY granted defendants' motion to dismiss. On February 3, 2020, plaintiff filed a notice of appeal. On April 14, 2020, plaintiff filed a motion for voluntary dismissal with prejudice of its appeal, which was granted by the Second Circuit on April 15, 2020.

On June 3, 2019, the Company and an affiliate and executives were named in a separate individual action brought in the SDNY by a purchaser of XIV ETNs, which asserts claims similar to those brought in the individual action filed on March 29, 2019, as well as additional claims under New York and Pennsylvania state law. On November 12, 2019, defendants filed a motion to dismiss. Plaintiffs responded to the motion to dismiss by filing an amended complaint in lieu of opposing the motion to dismiss. On June 4, 2021, plaintiff filed an amended complaint. On July 19, 2021, the Company filed a motion to dismiss. The action has been stayed pending a resolution of the appeal in a related consolidated class action that does not involve the Company.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2021

20. Legal Proceedings

Archegos. The Company has received requests for documents and information in connection with inquiries, investigations and/or actions relating to the Archegos matters by regulatory and governmental agencies. The Company is cooperating with the authorities on these matters.

On April 16, 2021, Credit Suisse Group AG and certain current and former executives were named in a putative class action complaint filed in the SDNY by a holder of Credit Suisse American Depositary Receipts, asserting claims for violations of Sections 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder, alleging that defendants violated US securities laws by making material misrepresentations and omissions regarding Credit Suisse's risk management practices, including with respect to the Archegos and supply chain finance funds (SCFF) matters. On November 11, 2021, plaintiffs filed an amended complaint which did not include allegations related to SCFF.

As this matter develops, the Company may become subject to additional litigation and regulatory inquiries, investigations and actions.

Communications recordkeeping matter. The SEC is conducting an investigation of the Company concerning compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels. The Company is cooperating with the investigation. The SEC has stated that it is conducting similar investigations of record preservation practices at multiple financial institutions.

21. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2021 through the date of issuance of the financial statements on March 10, 2022 and determined that there were no other material events or transactions that would require recognition or disclosure in the consolidated statement of financial condition.